As filed with the Securities and Exchange Commission on April 27, 2015.

Registration No. 333-202258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tallgrass Energy GP, LP
(Exact Name of Registrant as Specified in its Charter)

Delaware	4922	47-3159268
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4200 W. 115th Street, Suite 350
Leawood, Kansas 66211
(913) 928-6060
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

George E. Rider
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211
(913) 928-6060
(Address, including zip code, and telephone number, including area code, of Agent for service)

Copies to:

Mollie H. Duckworth	Sarah K. Morgan
Joshua Davidson	David Palmer Oelman
Baker Botts L.L.P.	Vinson & Elkins L.L.P.
98 San Jacinto Blvd., Suite 1500	First City Tower
Austin, Texas 78701	1001 Fannin, Suite 2500
(512) 322-2500	Houston, Texas 77002-6760
	(713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A shares	$1,096,406,550	$127,403(3)

(1) Includes Class A shares issuable upon exercise of the underwriters' option to purchase additional Class A shares.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).
(3) The total registration fee includes $100,223 that was previously paid for the registration of $862,500,000 of proposed maximum aggregate offering price in the filing of the Registration Statement on February 24, 2015 and $27,180 for the registration of an additional $233,906,550 of proposed maximum aggregate offering price registered hereby.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 27, 2015

PRELIMINARY PROSPECTUS

35,311,000 Shares

Tallgrass Energy GP, LP

Class A Shares
Representing Limited Partner Interests
$ per share

This is the initial public offering of our Class A shares. We are a recently formed Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We expect the initial public offering price of our Class A shares to be between $24.00 and $27.00 per Class A share. Upon completion of this offering, we will own approximately 22.46% of the membership interests in Tallgrass Equity, LLC, which we refer to as Tallgrass Equity. Tallgrass Equity indirectly owns all of the incentive distribution rights and an approximate 1.37% general partner interest in Tallgrass Energy Partners, LP (NYSE: TEP), which we refer to as TEP. In addition, Tallgrass Equity intends to purchase 20 million TEP common units from Tallgrass Development, LP with the proceeds it receives from us together with additional debt proceeds, representing an approximate 32.75% limited partner interest in TEP. TEP is a publicly traded Delaware limited partnership that is engaged in the transportation, storage and processing of natural gas, the transportation of crude oil and the provision of water business services primarily to the oil and gas exploration and production industry.

Prior to this offering, there has been no public market for our Class A shares. We intend to apply to list our Class A shares on the New York Stock Exchange under the symbol "TEGP". We are an "emerging growth company" as defined under the federal securities laws and, as such, will elect to comply with certain reduced public company reporting requirements.

Investing in our Class A shares involves risks. Please read "Risk Factors" beginning on page 26.

These risks include the following:

- Our only cash-generating assets are our interests in Tallgrass Equity and therefore our cash flow will be entirely dependent upon the ability of TEP to make cash distributions to Tallgrass Equity, and the ability of Tallgrass Equity to make cash distributions to us.
- We may limit or modify the incentive distributions that Tallgrass Equity is entitled to receive through its ownership of TEP's incentive distribution rights without the consent of our shareholders, which may reduce cash distributions to you.
- TEP expects a substantial portion of its revenues to be derived from crude oil transportation as a result of its recent acquisitions of interests in the Pony Express System, which has a limited operating history as a crude oil transportation pipeline and also represents a new line of business for TEP.
- A reduction in TEP's distributions will disproportionately affect the amount of cash distributions Tallgrass Equity receives.
- Our shareholders will not vote in the election of our general partner's directors. Upon completion of this offering, the owners of Tallgrass Energy Holdings, LLC, which we refer to as Holdings, will collectively own a sufficient number of shares to allow them to prevent the removal of our general partner.
- You will experience immediate and substantial dilution of $11.33 per Class A share in the net tangible book value of your Class A shares.
- Conflicts of interest may arise as a result of our organizational structure and the relationships among us, TEP, our respective general partners, Holdings, the owners of Holdings and affiliated entities. Our and TEP's partnership agreements contain modifications of state law fiduciary obligations which limit an investor's remedies.
- If Tallgrass Equity, TEP or any of their consolidated subsidiaries were to become subject to entity-level taxation for federal or state tax purposes, then our cash available for distribution to you would be substantially reduced.

	Per Class A Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Tallgrass Energy GP, LP (Before Expenses)	$	$

The information above does not reflect an additional incentive fee of up to 0.25% of the gross proceeds of the offering that may be payable by us to the underwriters in our sole discretion. To the extent that the underwriters sell more than 35,311,000 Class A shares in this offering, the underwriters have the option to purchase up to an additional 5,296,650 Class A shares from us at the initial public offering price less underwriting discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A shares to purchasers on or about , through the book-entry facilities of The Depository Trust Company.

Citigroup **Goldman, Sachs & Co.**

Wells Fargo Securities

, 2015

making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Unless otherwise indicated, you should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of Class A shares offered hereby. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, references in this prospectus to the following terms have the meanings set forth below:

- "our," "we," "us" or "TEGP" refers to Tallgrass Energy GP, LP in its individual capacity or to Tallgrass Energy GP, LP and its consolidated subsidiaries collectively, as the context requires, after giving effect to the reorganization transactions described in "Summary—Organizational Structure," which we refer to as the Reorganization Transactions;

- "shares" refers to the Class A shares and Class B shares representing limited partner interests in us following this offering, and references to our "shareholders" refer to the persons holding such limited partner interests;

- "our general partner" refers to TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP;

- our "partnership agreement" refers to the First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP to be adopted in connection with the closing of this offering;

- "TEP" refers to Tallgrass Energy Partners, LP (NYSE: TEP) in its individual capacity or to Tallgrass Energy Partners, LP and its subsidiaries collectively, as the context requires;

- "TEP GP" refers to Tallgrass MLP GP, LLC, the general partner of TEP and holder of all of TEP's incentive distribution rights and general partner interest;

- "Tallgrass Equity" refers to Tallgrass Equity, LLC (formerly known as Tallgrass GP Holdings, LLC), which will own a 100% membership interest in TEP GP and 20 million TEP common units representing an approximate 32.75% limited partner interest in TEP after giving effect to the Reorganization Transactions;

- "Holdings" refers to Tallgrass Energy Holdings, LLC (formerly known as Tallgrass Development GP, LLC) in its individual capacity or to Tallgrass Energy Holdings, LLC and its subsidiaries and affiliates, other than our general partner, us and our consolidated affiliates, as the context requires. Holdings, after giving effect to the Reorganization Transactions, will be the general partner and owner of 50% of the common limited partner interest of Tallgrass Development and the owner of our general partner;

- "Kelso" refers to Kelso & Company in its individual capacity or to Kelso & Company, its affiliated investment funds that directly or indirectly hold interests in Tallgrass Equity, Tallgrass Development, Holdings and other entities under Holdings' control, as the context requires;

- "EMG" refers to The Energy & Minerals Group in its individual capacity or to The Energy & Minerals Group, its affiliated investment funds that directly or indirectly hold interests in Tallgrass Equity, Tallgrass Development, Holdings and other entities under Holdings' control, as the context requires;

- "Tallgrass KC" refers to Tallgrass KC, LLC, which is an entity owned by certain members of our and TEP's management;

- "Tallgrass Development" refers to Tallgrass Development, LP in its individual capacity or to Tallgrass Development, LP and its subsidiaries, collectively, as the context requires. Tallgrass Development owns the Development Assets, as described in more detail in "Summary—Tallgrass Energy Partners, LP—General"; and

- "Exchange Right Holders" refers to certain persons, including Kelso, EMG and Tallgrass KC, that collectively own 100% of the voting power of Holdings, all of our outstanding Class B shares and an equivalent number of Tallgrass Equity units. The Exchange Right Holders are entitled to exercise the right to exchange such Tallgrass Equity units (together with an equivalent number of Class B shares) for Class A shares at an exchange ratio of one Class A share for each Tallgrass Equity unit exchanged.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma condensed consolidated financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read "Risk Factors" and "Forward-Looking Statements" for more information about important risks that you should consider before making a decision to purchase Class A shares in this offering. Except as otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $25.50 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), (2) that the underwriters do not exercise their option to purchase additional Class A shares from us and (3) that Tallgrass Equity will use the proceeds from this offering received from us and additional debt proceeds to purchase 20 million TEP common units from Tallgrass Development upon the completion of this offering at $47.68 per TEP common unit (with the price per TEP common unit being determined based on a 2.25% discount to the volume weighted average price of the TEP common units for the 30 trading days prior to April 15, 2015) which units we refer to as the Acquired TEP Units. Upon the completion of this offering, we will own a controlling 22.46% membership interest in Tallgrass Equity, and the Exchange Right Holders will collectively own a non-controlling 77.54% membership interest in Tallgrass Equity. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect the Exchange Right Holders' collective non-controlling interest in Tallgrass Equity. We include a glossary of some of the terms used in this prospectus as Appendix B.

Tallgrass Energy GP, LP

We are a recently formed Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. Our only cash-generating assets at the closing of this offering will consist of 35,311,000 common units in Tallgrass Equity, which we refer to as Tallgrass Equity units, representing a controlling 22.46% membership interest in Tallgrass Equity. At the closing of this offering, Tallgrass Equity will own, through its ownership of TEP GP, all of TEP's incentive distribution rights, or IDRs, and 834,391 TEP general partner units, representing an approximate 1.37% general partner interest in TEP. Tallgrass Equity will also own directly the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP. We believe TEP's stable, fee-based cash flow and strong potential for future distribution growth will directly benefit us as a result of our interest in Tallgrass Equity.

Based on TEP's most recent quarterly distribution of $0.4850 per common unit for the fourth quarter of 2014 and the 60,234,105 outstanding common units as of March 31, 2015, aggregate quarterly cash distributions received by Tallgrass Equity would have been approximately $15.1 million ($4.9 million on incentive distribution rights, $9.7 million on the Acquired TEP Units and $0.5 million on the general partner interest).

TEP is a publicly traded limited partnership primarily engaged in the transportation, storage, and processing of natural gas, the transportation of crude oil and the provision of water business services primarily to the oil and gas exploration and production industry. TEP's assets are principally located in the Rocky Mountains and Midwest regions, and we believe these assets are an integral part of the energy infrastructure required to transport natural gas and crude oil between producers and consumers in these areas. TEP's business operations are conducted primarily under long-term, firm, fixed-fee arrangements with its customers. As of March 31, 2015, the market capitalization of TEP's common units totaled approximately $3.0 billion, including units held by affiliates.

TEP's existing business is comprised primarily of the Tallgrass Interstate Gas Transmission system, or the TIGT System, the Trailblazer Pipeline, a 66.7% membership interest in Tallgrass Pony Express Pipeline, LLC, or Pony Express, and the Casper and Douglas natural gas processing facilities and the West Frenchie Draw natural

Our primary business objective is to increase our cash available for distribution to our Class A shareholders through the execution by TEP of its business strategy. In addition, we may facilitate TEP's growth activities through agreeing to limit or modify the IDRs on a temporary or permanent basis to enhance TEP's competitiveness for acquisitions and manage TEP's overall cost of equity capital while achieving an appropriate balance between short-term and long-term accretion to TEP's limited partners and the holders of its general partner interest and IDRs. We may also support TEP's growth by making a loan or capital contribution to TEP with funds raised through the offering of our equity or debt securities or our potential borrowing under a future credit facility to fund an acquisition or growth capital project by TEP or providing TEP with other forms of credit support, such as guarantees related to financing a project or other types of support related to a merger or acquisition transaction. We do not intend to use the proceeds from this offering to facilitate TEP's growth activities. As described under "Use of Proceeds," Tallgrass Equity will receive all the proceeds from this offering. At the closing of this offering, Tallgrass Equity intends to enter into a new $150 million revolving credit facility, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources Overview," and to borrow approximately $150 million, the proceeds of which will be used, together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

While we, like TEP, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of TEP. Most notably, (i) we will elect to be treated as a corporation for U.S. federal income tax purposes, (ii) neither our general partner nor the holder of our Class B shares are entitled to receive any distributions from us and (iii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our Class A shares.

We expect our cash distribution for the twelve month period ending June 30, 2016 to be $0.6240 per Class A share, which represents an average quarterly distribution of $0.1560 per Class A share during the period (though the actual distribution paid in the first quarter following this offering will be prorated as described under "—The Offering—Cash distributions"). In general, distributions on the Class A shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the Class A shares, but instead holders of Class A shares will receive a Form 1099 from us with respect to distributions received on the Class A shares. We anticipate that available deductions will offset our taxable income for, at a minimum, each of the periods ending December 31, 2015, 2016 and 2017, and that during this period, none of the distributions paid to you should be treated as taxable dividend income under current existing federal tax regulations, but instead will be treated as a return of capital. Please read "—The Offering—Material U.S. federal income tax consequences."

Tallgrass Energy Partners, LP

General

TEP is a publicly traded, growth-oriented Delaware limited partnership formed in 2013 to own, operate, acquire and develop midstream energy assets in North America. TEP's operations are strategically located in and provide services to certain key United States hydrocarbon basins, including the Denver-Julesburg, Powder River, Wind River, Permian and Hugoton-Anadarko Basins and the Niobrara, Mississippi Lime, Eagle Ford and Bakken shale formations.

- *Financial Flexibility to Pursue Expansion and Acquisition Opportunities.* We believe that TEP's cash flows and access to debt and equity capital markets will provide it financial flexibility to competitively pursue acquisition and expansion opportunities.
- *Incentivized Management Team.* We believe TEP's management team is strongly incentivized to grow TEP's business and cash flows through their indirect ownership interests in Holdings, Tallgrass Equity and us.

Our Relationship with Tallgrass Development

Following the completion of this offering, Tallgrass Development is expected to indirectly own 6,355,480 common units of TEP (assuming Tallgrass Equity purchases 20 million Acquired TEP Units from Tallgrass Development). As such, we believe Tallgrass Development is motivated to promote and support the successful execution of TEP's principal business objectives, including the direct or indirect enhancement of the value of TEP's assets through, for example, the right of first offer with respect to the Retained Assets held by Tallgrass Development, other acquisition opportunities and an executive team with significant industry and management expertise. Although it is uncertain if or when Tallgrass Development will make acquisition opportunities available to TEP, we believe Tallgrass Development will be incentivized to offer TEP the opportunity to acquire each of the Development Assets and other acquisition opportunities in a manner consistent with their previous offers and sale of the Trailblazer Pipeline and the approximate 66.7% membership interest in Pony Express, each of which was immediately accretive to TEP, because of the significant economic interest Tallgrass Development and its affiliates hold in TEP.

Risk Factors

An investment in our Class A shares involves risks. For more information about these and other risks, please read "Risk Factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our Class A shares.

Preliminary Estimate of Selected First Quarter 2015 Financial Results

Financial information for TEP as of and for the three months ended March 31, 2015 is not yet available. However, based on the information and data currently available, management estimates on a preliminary basis, that net income of TEP for the three months ended March 31, 2015 is expected to be between $31.9 million and $32.6 million compared to $12.9 million for the three months ended March 31, 2014. Adjusted EBITDA of TEP for the three months ended March 31, 2015 is expected to be between $52.4 million and $53.1 million compared to $22.1 million for the three months ended March 31, 2014. Distributable cash flow of TEP for the three months ended March 31, 2015 is expected to be between $46.1 million and $47.2 million compared to $20.1 million for the three months ended March 31, 2014. Expected distributable cash flow of TEP for the three months ended March 31, 2015 is expected to represent a coverage ratio of between 1.19 to 1.22. A distribution of $0.52 per TEP common unit for the three months ended March 31, 2015 was declared on April 14, 2015 and will be paid on May 14, 2015 to TEP unitholders of record as of April 24, 2015.

The estimated increase in TEP's net income, Adjusted EBITDA and distributable cash flow for the three months ended March 31, 2015 as compared to the prior year period is primarily attributable to the acquisition of Trailblazer effective April 1, 2014, the acquisition of a 33.3% membership interest in Pony Express effective September 1, 2014, and the acquisition of an additional 33.3% membership interest in Pony Express effective March 1, 2015. For the three months ended March 31, 2015, TEP received a prorated minimum quarterly preference payment from Pony Express of $23.5 million. For the remainder of 2015, TEP will receive a minimum quarterly preference payment of $36.65 million for its 66.7% membership interest. To the extent that Pony Express does not have sufficient distributable cash flow to cover this preference payment, Tallgrass Development, as the noncontrolling interest owner, is required to contribute cash to Pony Express to fund the excess preference payment. Pony Express had sufficient distributable cash flow to cover the $23.5 million preference payment paid to TEP for the three months ended March 31, 2015.

TEP has prepared these estimates on a basis materially consistent with its historical financial results and with its calculation of Adjusted EBITDA and distributable cash flow as presented in its most recent filings with the Securities and Exchange Commission. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change. Due to the preliminary nature of the ranges, TEP is unable to reconcile Adjusted EBITDA to net income and distributable cash flow to Adjusted EBITDA with the estimated range for the three months ended March 31, 2015. Given the timing of these estimates, TEP has not completed its customary quarterly close and review procedures as of and for the three months ended March 31, 2015, and its actual results for this period may differ from these estimates. During the course of the preparation of its consolidated financial statements and related notes as of and for the three months ended March 31, 2015, TEP may identify items that could cause its final reported results to be different from the preliminary financial estimates presented above. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three months ended March 31, 2015 are not necessarily indicative of the results to be achieved for any future period. TEP does not expect its consolidated financial statements and related notes as of and for the period ended March 31, 2015 to be publicly announced or filed with the SEC until after the effective date of the registration statement of which this prospectus forms a part.

The following table reconciles Adjusted EBITDA to net income and distributable cash flow to Adjusted EBITDA for the three months ended March 31, 2014.

	Three Months Ended March 31, 2014
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Income	
Net Income attributable to partners	$12,900
Add:	
Interest expense, net	1,324
Depreciation and amortization expense	6,514
Non-cash loss related to derivative instruments	351
Non-cash compensation expense	941
Distributions from unconsolidated investment	508
Less:	
Equity in earnings of unconsolidated investment	(444)
Adjusted EBITDA	**$22,094**
Less:	
Maintenance capital expenditures	(839)
Cash interest expense	(1,173)
Distributable Cash Flow	**$20,082**

Organizational Structure

The diagram below depicts our simplified organizational structure immediately following the completion of the Reorganization Transactions and this offering (assuming the underwriters' option to purchase additional Class A shares is not exercised):



Exchange Right Holders[1]
100% membership interest
Tallgrass Energy Holdings, LLC ("Holdings")
121,918,440 Class B shares:
• Not entitled to distributions from TEGP
• 77.54% limited partner interest
• limited voting rights
• Exchange right: one Tallgrass Equity unit and one Class B share exchangeable for one Class A share
general partner interest and 50% common limited partner interest
100% membership interest
TALLGRASS DEVELOPMENT, LP ("Tallgrass Development")
TEGP MANAGEMENT, LLC ("our general partner")
Development Assets
• REX (50.0%)
• Pony Express (33.3%)
• Terminals (100%)
general partner interest:
• not entitled to distributions from TEGP
IPO INVESTORS
35,311,000 Class A shares:
• Entitled to 100% of distributions from TEGP
• 22.46% limited partner interest
• Limited voting rights
TALLGRASS ENERGY GP, LP (NYSE: TEGP)
35,311,000 Tallgrass Equity Units (22.46% controlling and economic interest)
TALLGRASS EQUITY, LLC ("Tallgrass Equity")
121,918,440 Tallgrass Equity Units (77.54% non-controlling and economic interest)
6,355,480 Common Units (10.41% limited partner interest)
100% membership interest
TALLGRASS MLP GP, LLC ("TEP GP")
PUBLIC TEP INVESTORS
20,000,000 Acquired TEP Units (32.75% limited partner interest)
1.37% general partner interest and IDRs
33,878,625 Common Units (55.48% limited partner interest)
TALLGRASS ENERGY PARTNERS, LP (NYSE: TEP) ("TEP")

1. Exchange Right Holders include Tallgrass Holdings, LLC, an affiliate of EMG (which owns approximately 38% of the voting interests of Holdings), KIA VIII (Rubicon), L.P. and KEP VI AIV (Rubicon), LLC, affiliates of Kelso (which owns approximately 37% of the voting interests of Holdings), Tallgrass KC, LLC, an entity owned by members of management (which owns approximately 25% of the voting interests of Holdings), and certain other investors (which own, collectively, a de minimis percentage of the voting interests of Holdings).

Reorganization Transactions

We are a Delaware limited partnership formed in February 2015. Although we were formed as a limited partnership, we will elect to be taxed as a corporation for U.S. federal income tax purposes.

Tallgrass Equity, formerly known as Tallgrass GP Holdings, LLC, is a privately held limited liability company that currently owns the general partners of Tallgrass Development and TEP. In connection with the completion of this offering, the following transactions will be effected, which will result in the revised organizational structure depicted above under "Organizational Structure":

- Tallgrass Equity will distribute its interests in Holdings and Holdings will distribute its existing limited partner interest in TEGP, respectively to the Exchange Right Holders. Holdings is the owner of our general partner and is the general partner of Tallgrass Development;

- We will issue 35,311,000 Class A shares to the public for net proceeds of approximately $859.9 million;

- The existing limited partner interests in TEGP held by the Exchange Right Holders will be converted into 121,918,440 Class B shares;

- Tallgrass Equity will issue units representing a 22.46% membership interest in Tallgrass Equity to us in exchange for the $859.9 million in net proceeds from the issuance of our Class A shares to the public and the limited liability company agreement of Tallgrass Equity will be amended to provide that we are the managing member of Tallgrass Equity; and

- Tallgrass Equity will enter into a $150 million revolving credit facility and borrow $150 million thereunder, and will use the aggregate proceeds from these borrowings together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit and pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

Upon completion of the Reorganization Transactions, our only cash-generating assets will be Tallgrass Equity units representing 22.46% of the membership interests in Tallgrass Equity, which will directly own (i) the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP, and (ii) all of the membership interests of TEP GP. TEP GP owns all of the IDRs and 834,391 general partner units, representing an approximate 1.37% general partner interest in TEP.

Our Class A Shares and Class B Shares

Our partnership agreement will provide for two classes of shares, Class A shares and Class B shares, representing limited partner interests in us. Only the holders of our Class A shares are entitled to participate in our distributions. Each Class A share will also be entitled to one vote on the limited matters to be voted on by our shareholders.

Class B shares are not entitled to receive distributions but will be entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. We do not intend to list Class B shares on any stock exchange. All of our Class B shares will initially be owned by the Exchange Right Holders. For a description of the rights and privileges of shareholders under our partnership agreement, including voting rights, please read "Description of Our Partnership Agreement."

Exchange Right

The Exchange Right Holders and any permitted transferees of their Tallgrass Equity units will each have the right to exchange all or a portion of their Tallgrass Equity units for Class A shares at an exchange ratio of one

<center>**The Offering**</center>

Class A shares offered to the public .... 35,311,000 Class A shares.

We may issue up to 5,296,650 additional Class A shares if the underwriters exercise their option to purchase additional Class A shares in full.

Class A shares outstanding after this offering .... 35,311,000 Class A shares (or 40,607,650 Class A shares if the underwriters exercise their option to purchase additional Class A shares in full).

If all outstanding Class B shares and Tallgrass Equity units held by the Exchange Right Holders were exchanged for newly issued Class A shares on a one-for-one basis, 157,229,440 Class A shares would be outstanding (regardless of whether the underwriters' option to purchase additional Class A shares is exercised).

Class B shares outstanding after this offering .... 121,918,440 Class B shares (or 116,621,790 Class B shares if the underwriters exercise their option to purchase additional Class A shares from us in full) or one Class B share for each Tallgrass Equity unit held by the Exchange Right Holders immediately following this offering. Class B shares vote as a class with Class A shares, but have no right to receive distributions. When a Tallgrass Equity unit currently held by an Exchange Right Holder is exchanged for a Class A share, a Class B share will be cancelled.

Voting power of Class A shares immediately after giving effect to this offering .... 22.46% (or 100% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

25.83% if the underwriters exercise in full their option to purchase additional Class A shares from us (or 100% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

Voting power of Class B shares immediately after giving effect to this offering .... 77.54% (or 0% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

74.17% if the underwriters exercise in full their option to purchase additional Class A shares from us (or 0% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

Use of proceeds . . . .   We expect to receive approximately $859.9 million of net proceeds from the sale of the Class A shares (or approximately $988.9 million if the underwriters exercise their option to purchase additional Class A shares in full), based upon the assumed initial public offering price of $25.50 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions.

We will contribute the net proceeds of this offering to Tallgrass Equity in exchange for Tallgrass Equity's issuance to us of 35,311,000 Tallgrass Equity units.

At the closing of this offering, Tallgrass Equity intends to enter into a new $150 million revolving credit facility, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources Overview," and to borrow approximately $150 million, the proceeds of which will be used, together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

If the underwriters exercise their option to purchase additional Class A shares, we intend to use the proceeds from the sale of such shares to purchase a corresponding number of Tallgrass Equity units from the Exchange Right Holders (which would equal 5,296,650 additional Tallgrass Equity units if the underwriters exercise their option to purchase additional Class A shares in full). In this case, an equivalent number of Class B shares will be cancelled. After the application of the net proceeds from this offering, we will own a 22.46% membership interest in Tallgrass Equity (or a 25.83% membership interest if the underwriters' option to purchase additional Class A shares is exercised in full). Please read "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters—Ownership of General Partner Entities."

A $1.00 increase or decrease in the assumed initial public offering price of $25.50 per Class A share would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, to increase or decrease, respectively, by approximately $33.7 million.

Cash distributions	For the twelve month period ending June 30, 2016, we expect to pay cash distributions of $0.6240 per Class A share, which represents an average quarterly distribution of $0.1560 per Class A share during the period. Our ability to pay cash distributions at this initial rate is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."
	Any cash distribution that we pay for the first quarter that we are a publicly traded company will be prorated to our Class A shareholders. This cash distribution, if any, will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. We expect to pay this cash distribution on or about August 24, 2015. Any distributions received by Tallgrass Equity from TEP and TEP GP related to periods prior to the closing of this offering will be paid to Tallgrass Development and the Exchange Right Holders, respectively.
	Our pro forma available cash for the year ended December 31, 2014 would have been approximately $7.5 million. This amount would not have been sufficient for us to pay our estimated aggregate distribution of $22.0 million on all of our Class A shares for the twelve month period ending June 30, 2016.
	We believe that we will have sufficient available cash to pay the estimated aggregate distribution for the twelve month period ending June 30, 2016. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Issuance of additional securities	Our partnership agreement will authorize us to issue an unlimited number of additional Class A shares and other equity securities without the approval of our shareholders. Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. You will have only limited voting rights on matters affecting our business. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our partnership agreement.
	You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of our outstanding shares, including any shares owned by our general partner, the Exchange Right Holders and their respective affiliates. Following the completion of this offering, the Exchange Right Holders will own an aggregate of approximately 77.54% of our

shares, or 74.17% of our shares if the underwriters exercise their option to purchase additional Class A shares in full. This will give the Exchange Right Holders the ability to prevent the involuntary removal of our general partner. Please read "Description of Our Partnership Agreement—Limited Voting Rights."

Limited call right .... If at any time our general partner and its affiliates own more than 80% of our outstanding shares, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining Class A shares at a price not less than the then current market price of the Class A shares as calculated in accordance with our partnership agreement.

Exchange Right .... The Exchange Right Holders and any permitted transferees of their Tallgrass Equity units will each have the right to exchange all or a portion of their Tallgrass Equity units into Class A shares at an exchange ratio of one Class A share for each Tallgrass Equity unit exchanged, which we refer to as the Exchange Right. The Exchange Right may be exercised only if, simultaneously therewith, an equal number of our Class B shares are transferred by the exercising party to us. Upon such exchange, we will cancel the Class B shares received from the exercising party.

The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications. For additional information, please read "Certain Relationships and Related Party Transactions—Exchange Right."

Directed share program .... At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A shares offered by this prospectus for sale to some of the directors, officers, employees, business associates and related persons of our general partner, Holdings and their respective affiliates. If these persons purchase reserved Class A shares, the purchased Class A shares will be subject to the lock-up restrictions described in "Underwriting" and the purchased Class A Shares will reduce the number of Class A shares available for sale to the general public. Any reserved Class A shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A shares offered by this prospectus. Please read "Underwriting."

Material U.S. federal income tax
consequences .... Although we were formed as a limited partnership, we will elect to be taxed as a corporation for U.S. federal income tax purposes. Under current law, our federal taxable income will be subject to a U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax on our alternative minimum taxable income in certain cases), and we may be liable for state income taxes at varying rates in states in which TEP operates. Distributions on the Class A shares will

Summary Historical Financial Data

The following table shows the summary historical financial and operating data of our predecessor, TEP, in each case for the periods and as of the dates indicated. In connection with TEP's initial public offering on May 17, 2013, Tallgrass Development contributed to TEP its equity interests in the combined results of operations of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC, which TEP refers to collectively as TEP's Predecessor. The term "TEP Pre-Predecessor" refers to the combined results of operations of TEP's Predecessor prior to November 13, 2012, the date Kinder Morgan Energy Partners, LP sold those assets, among others, to Tallgrass Development. The summary historical statements of operations and cash flow data for the years ended December 31, 2014 and 2013, the period from November 13, 2012 to December 31, 2012, the period from January 1, 2012 to November 12, 2012 and the balance sheet data as of December 31, 2014 and 2013 are derived from the audited financial statements included elsewhere in this prospectus. For additional information regarding the presentation of TEP's financial statements, please read "Presentation of Assets, Operations and Financial Statements."

We were formed in February 2015 and, therefore, do not have historical financial statements. Upon completion of the Reorganization Transactions and this offering, we will own an approximate 22.46% of Tallgrass Equity, which will directly own TEP common units and indirectly own TEP's IDRs and an approximate 1.37% general partner interest in TEP. Upon the completion of the Reorganization Transactions and this offering, our cash flows will consist of distributions from Tallgrass Equity on the membership interests we own in it. Because we have a controlling interest in Tallgrass Equity that owns TEP GP and 20 million TEP common units, we will reflect our ownership interest in Tallgrass Equity on a consolidated basis, which means that our financial results will be consolidated with those of Tallgrass Equity, TEP and TEP GP.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements referenced above. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma financial statements of TEGP as of and for the year ended December 31, 2014, are derived from the historical audited financial statements of TEP and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect the Reorganization Transactions and TEP's acquisition of an additional 33.3% membership interest in Pony Express in March 2015 and related financing transactions.

	Pro Forma for TEGP	Consolidated Historical for TEP			TEP Pre-Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from November 13 to December 31, 2012	Period from January 1 to November 12, 2012
	(in thousands, except per unit amounts)				
Statement of operations data:					
Revenue	$371,556	$371,556	$290,526	$38,572	$220,292
Operating income	53,413	53,413	33,999	69	50,113
Net income (loss)	51,554	59,329	7,624	(2,618)	51,496
Net income (loss) attributable to partners	5,851	70,681	9,747	(2,366)	51,496
Net income per limited partner unit - basic		$ 1.39	$ 0.17(1)	N/A	N/A
Net income per limited partner unit - diluted		$ 1.36	$ 0.17(1)	N/A	N/A
Pro forma net income per Class A share - basic(2)	$ 0.17				
Pro forma net income per Class A share - diluted(2)	$ 0.17				

	Pro Forma for TEGP	Consolidated Historical for TEP	
	Year Ended December 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands, except per unit amounts)		
Balance sheet data (at end of period):			
Property, plant and equipment, net	$1,853,081	$1,853,081	$1,116,806
Total assets	2,741,601	2,457,197	1,631,413
Long-term debt	857,051	559,000	135,000
Other:			
Distributions declared per common unit		$ 1.6000	$ 0.7547

(1) The net income allocated to the limited partners was based upon the number of days between the closing of TEP's initial public offering on May 17, 2013 to December 31, 2013.

(2) Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the Class A shareholders, by the number of Class A shares expected to be outstanding at the completion of this offering. For purposes of this calculation we assumed that the number of Class A shares outstanding was 35,311,000. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive shares at the date of closing of the Offering. Class B shares will not share in TEGP's earnings. Accordingly, pro forma basic and diluted net income per Class B share has not been presented.

We believe that we will have sufficient available cash to pay the estimated cash distribution on all of our Class A shares for the twelve month period ending June 30, 2016. For additional information, please read "Our Cash Distribution Policy and Restrictions on Distributions." However, we can provide no assurance that we will be able to pay distributions at or above our estimated cash distribution for the twelve month period ending June 30, 2016 of $0.6240 per Class A share, which represents an average quarterly distribution of $0.1560 per Class A share, or at all. The actual amount of cash that is available for distribution to our Class A shareholders will depend on numerous other factors, many of which are beyond our control or the control of our general partner.

The assumptions underlying the estimated minimum cash available for distribution that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The estimated minimum cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes TEP's estimated results of operations, Adjusted EBITDA and cash available for distribution for the twelve month period ending June 30, 2016 that will be necessary in order for us to pay the estimated aggregate cash distribution on all of our Class A shares during the period. We estimate that TEP's estimated minimum cash available for distribution for the twelve month period ending June 30, 2016 will be approximately $206.1 million, as compared to approximately $96.1 million for the year ended December 31, 2014 on a pro forma basis. The prospective financial information has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the estimates are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. We expect that any significant variances between our actual and estimated cash available for distribution will primarily be driven by the distribution per TEP common unit, which will vary based on TEP's cash available for distribution, and the number of TEP common units outstanding. We expect that any significant variances between TEP's actual cash available for distribution during the twelve-month period ending June 30, 2016 and estimated cash available for distribution will be primarily driven by differences between (i) actual and estimated in-service dates for the Pony Express expansion to accommodate approximately 30,000 additional bbls/d of crude oil volumes, (ii) actual and estimated walk-up volumes on the Pony Express System and (iii) actual and estimated average inlet volumes at our Midstream Facilities. If we do not achieve the estimated results, we may not be able to pay the full estimated cash distribution for the twelve month period ending June 30, 2016 or any amount on our Class A shares during such period, in which event the market price of our Class A shares may decline materially.

We may limit or modify the incentive distributions that Tallgrass Equity is entitled to receive through its ownership of TEP's incentive distribution rights without the consent of our shareholders, which may reduce cash distributions to you.

Upon the completion of this offering, we will own a 22.46% membership interest in Tallgrass Equity, which, through its ownership of all the membership interests in TEP GP, is entitled to receive increasing percentages (up to a maximum of 48%, to the extent not modified) of any cash distributed by TEP in excess of $0.3048 per TEP common unit in any quarter. The majority of the cash flow we receive from Tallgrass Equity is expected to be derived from its ownership of these IDRs. For the twelve month period ending June 30, 2016, we expect that approximately 49.5% of the cash that we receive from Tallgrass Equity will be attributable to Tallgrass Equity's ownership of the IDRs. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

TEP, like other publicly traded partnerships, generally targets acquisitions or expansion capital projects that, after giving effect to related costs and expenses, would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because Tallgrass Equity, through its ownership of TEP GP, currently participates in the IDRs at all levels, including the highest sharing level of 48%, it is harder for an

In addition, if our Class A shareholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except by vote of the holders of at least 80% of our outstanding shares, voting together as a single class. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional Class A shares, the Exchange Right Holders will own 77.54% of our outstanding shares. This ownership level will enable the Exchange Right Holders to prevent our general partner's removal. Please read "Description of Our Partnership Agreement—Withdrawal or Removal of the General Partner."

As a result of these provisions, the price at which our shares will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

If TEP's unitholders remove TEP GP, TEP GP may be required to sell or exchange its IDRs and general partner interest and TEP GP would lose the ability to manage and control TEP.

TEP's partnership agreement gives unitholders of TEP the right to remove TEP GP upon the affirmative vote of holders of 66 2/3% of TEP's outstanding units. If TEP GP withdraws as general partner in compliance with TEP's partnership agreement or is removed as general partner of TEP where cause (as defined in TEP's partnership agreement) does not exist and a successor general partner is elected in accordance with TEP's partnership agreement, TEP GP could elect to receive cash in exchange for its IDRs and general partner interest. If TEP GP withdraws in circumstances other than those described in the preceding sentence and a successor general partner is elected in accordance with TEP's partnership agreement, the successor general partner will have the option to purchase the IDRs and general partner interest for their fair market value. If TEP GP or the successor general partner do not exercise their options, TEP GP's interests would be converted into common units based on an independent valuation. In each case, TEP GP would also lose its ability to manage TEP. Please read "Material Provisions of the Partnership Agreement of Tallgrass Energy Partners, LP."

In addition, if TEP GP is removed as general partner of TEP, we would face an increased risk of being deemed an investment company. Please read "—If in the future we cease to manage and control TEP, we may be deemed to be an investment company under the Investment Company Act of 1940."

You will experience immediate and substantial dilution of $11.33 per Class A share in the net tangible book value of your Class A shares.

The initial public offering price of our Class A shares is substantially higher than the pro forma net tangible book value per share immediately after the offering. If you purchase Class A shares in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per share from the price you pay for the Class A shares. Please read "Dilution."

Our general partner may cause us to issue additional Class A shares or other equity securities, including equity securities that are senior to our Class A shares, without your approval, which may adversely affect you.

Our general partner may cause us to issue an unlimited number of additional Class A shares, or other equity securities of equal rank with the Class A shares, without shareholder approval. In addition, we may issue an unlimited number of shares that are senior to our Class A shares in right of distribution, liquidation and voting. Except for Class A shares issued in connection with the exercise of an Exchange Right or upon the exercise of the underwriters' option to purchase additional Class A shares, each of which will result in the cancellation of an equivalent number of Class B shares and therefore have no effect on the total number of outstanding shares, the issuance of additional Class A shares, or other equity securities of equal or senior rank, may have the following effects:

- each shareholder's proportionate ownership interest in us may decrease;
- the amount of cash available for distribution on each Class A share may decrease;

31

Conflicts of interest may arise as a result of our organizational structure and the relationships among us, TEP, our respective general partners, TEGP, the owners of Holdings, including the Exchange Right Holders, and their affiliated entities.

Our partnership agreement will define the duties of our general partner (and, by extension, its officers and directors). Our general partner's board of directors or its conflicts committee will have authority on our behalf to resolve any conflict involving us and they have broad latitude to consider the interests of all parties to the conflict.

Conflicts of interest may arise between us and our shareholders, on the one hand, and our general partner and its direct and indirect owners, including Holdings and the Exchange Right Holders, and affiliated entities, on the other hand, or between us and our shareholders, on the one hand, and TEP and its unitholders, on the other hand. For a description of circumstances in which conflicts could arise, please read "Conflicts of Interest and Fiduciary Duties—Potential for Conflicts." The resolution of these conflicts may not always be in our best interest or that of our shareholders.

The Exchange Right Holders will own 100% of the voting interests in Holdings and hold a majority of the combined voting power of our Class A and Class B shares.

Immediately following this offering, the Exchange Right Holders will own 100% of the voting interests in Holdings and will hold approximately 77.54% of the combined voting power of our Class A and Class B shares (or 74.17% if the underwriters exercise their option to purchase additional shares in full). Although each of the Exchange Right Holders are entitled to act separately in their own respective interests with respect to their ownership interest in Holdings and us, the Exchange Right Holders will collectively have the ability to elect all of the members of Holdings' board of managers, each of whom will initially also serve as a member of the board of directors of our general partner. So long as any of the Exchange Right Holders continue to own a significant amount of the voting interests in Holdings, they will continue to be able to strongly influence our management and affairs.

Holdings may have interests that conflict with holders of our Class A shares.

Holdings owns our general partner and may have conflicting interests with holders of Class A shares. Please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Tallgrass Equity."

Furthermore, conflicts of interest could arise in the future between us, on the one hand, and Holdings, on the other hand, concerning, among other things, a decision whether to modify or limit the IDRs in the future or potential competitive business activities or business opportunities. These conflicts of interest may not be resolved in our favor.

Our partnership agreement will replace our general partner's fiduciary duties to holders of our Class A shares with contractual standards governing its duties.

Our partnership agreement will contain provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement will permit our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our shareholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the shareholders where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to

TEP's business could be negatively impacted by security threats, including cyber security threats, and related disruptions.

TEP relies on its information technology infrastructure to process, transmit and store electronic information, including information it uses to safely operate its assets. TEP may face cyber security and other security threats to its information technology infrastructure, which could include threats to its operational and safety systems that operate its pipelines, plants and assets. TEP could face unlawful attempts to gain access to its information technology infrastructure, including coordinated attacks from hackers, whether state-sponsored groups, "hacktivists," or private individuals. The age, operating systems or condition of its current information technology infrastructure and software assets and its ability to maintain and upgrade such assets could affect its ability to resist cyber security threats. TEP could also face attempts to gain access to information related to its assets through attempts to obtain unauthorized access by targeting acts of deception against individuals with legitimate access to physical locations or information, otherwise known as "social engineering."

TEP's information technology infrastructure is critical to the efficient operation of its business and essential to its ability to perform day-to-day operations. Breaches in its information technology infrastructure or physical facilities, or other disruptions, could result in damage to its assets, service interruptions, safety incidents, damage to the environment, potential liability or the loss of contracts, and have a material adverse effect on its operations, financial position, results of operations and prospects.

If TEP is unable to protect its information and telecommunication systems against disruptions or failures, its operations could be disrupted.

TEP relies extensively on computer systems to process transactions, maintain information and manage its business. Disruptions in the availability of its computer systems could impact its ability to service its customers and adversely affect its sales and results of operations. TEP is dependent on internal and third party information technology networks and systems, including the Internet and wireless communications, to process, transmit and store electronic information. Its computer systems are subject to damage or interruption due to system replacements, implementations and conversions, power outages, computer or telecommunication failures, computer viruses, security breaches, catastrophic events such as fires, tornadoes, snowstorms and floods and usage errors by its employees. If TEP's computer systems are damaged or cease to function properly, it may have to make a significant investment to fix or replace them, and TEP may have interruptions in its ability to service its customers. Although TEP attempts to eliminate or reduce these risks by using redundant systems, this disruption caused by the unavailability of its computer systems could nevertheless significantly disrupt its operations or may result in financial damage or loss due to, among other things, lost or misappropriated information.

Tax Risks

As our only cash-generating assets at the closing of this offering will consist of our partnership interest in Tallgrass Equity and its related direct and indirect interests in TEP, our tax risks are primarily derivative of the tax risks associated with an investment in TEP.

The tax treatment of TEP depends on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat TEP as a corporation or TEP becomes subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to us and increase the portion of our distributions treated as taxable dividends.

Upon completion of this offering, we will own a 22.46% membership interest in Tallgrass Equity, which will directly own the Acquired TEP Units and indirectly own all of TEP's IDRs and TEP's approximate 1.37%

ORGANIZATIONAL STRUCTURE

The diagram below depicts our simplified organizational structure immediately following the completion of the Reorganization Transactions and this offering (assuming the underwriters' option to purchase additional Class A shares is not exercised):



Exchange Right Holders[1]
100% membership interest
Tallgrass Energy Holdings, LLC ("Holdings")
121,918,440 Class B shares:
• Not entitled to distributions from TEGP
• 77.54% limited partner interest
• limited voting rights
• Exchange right: one Tallgrass Equity unit and one Class B share exchangeable for one Class A share
general partner interest and 50% common limited partner interest
100% membership interest
TALLGRASS DEVELOPMENT, LP ("Tallgrass Development")
TEGP MANAGEMENT, LLC ("our general partner")
IPO INVESTORS
general partner interest:
• not entitled to distributions from TEGP
Development Assets
• REX (50.0%)
• Pony Express (33.3%)
• Terminals (100%)
35,311,000 Class A shares:
• Entitled to 100% of distributions from TEGP
• 22.46% limited partner interest
• Limited voting rights
TALLGRASS ENERGY GP, LP (NYSE: TEGP)
35,311,000 Tallgrass Equity Units (22.46% controlling and economic interest)
TALLGRASS EQUITY, LLC ("Tallgrass Equity")
121,918,440 Tallgrass Equity Units (77.54% non-controlling and economic interest)
6,355,480 Common Units (10.41% limited partner interest)
100% membership interest
TALLGRASS MLP GP, LLC ("TEP GP")
PUBLIC TEP INVESTORS
20,000,000 Acquired TEP Units (32.75% limited partner interest)
1.37% general partner interest and IDRs
33,878,625 Common Units (55.48% limited partner interest)
TALLGRASS ENERGY PARTNERS, LP (NYSE: TEP) ("TEP")

1. Exchange Right Holders include Tallgrass Holdings, LLC, an affiliate of EMG (which owns approximately 38% of the voting interests of Holdings), KIA VIII (Rubicon), L.P. and KEP VI AIV (Rubicon), LLC, affiliates of Kelso (which owns approximately 37% of the voting interests of Holdings), Tallgrass KC, LLC, an entity owned by members of management (which owns approximately 25% of the voting interests of Holdings), and certain other investors (which own, collectively, a de minimis percentage of the voting interests of Holdings).

Reorganization Transactions

We are a Delaware limited partnership formed in February 2015. Although we were formed as a limited partnership, we will elect to be taxed as a corporation for U.S. federal income tax purposes.

Tallgrass Equity, formerly known as Tallgrass GP Holdings, LLC, is a privately held limited liability company that currently owns the general partners of Tallgrass Development and TEP. In connection with the completion of this offering, the following transactions will be effected, which will result in the revised organizational structure depicted above under "Organizational Structure":

- Tallgrass Equity will distribute its interests in Holdings and Holdings will distribute its existing limited partner interest in TEGP, respectively to the Exchange Right Holders. Holdings is the owner of our general partner and is the general partner of Tallgrass Development;
- We will issue 35,311,000 Class A shares to the public for net proceeds of approximately $859.9 million;
- The existing limited partner interests in TEGP held by the Exchange Right Holders will be converted into 121,918,440 Class B shares;
- Tallgrass Equity will issue a 22.46% membership interest in Tallgrass Equity to us in exchange for the $859.9 million in net proceeds from the issuance of our Class A shares to the public and the limited liability company agreement of Tallgrass Equity will be amended to provide that we are the managing member of Tallgrass Equity; and
- Tallgrass Equity will enter into a $150 million revolving credit facility and borrow $150 million thereunder, and will use the aggregate proceeds from these borrowings together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit and pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

Upon completion of the Reorganization Transactions, our sole asset will be Tallgrass Equity units representing 22.46% of the membership interests in Tallgrass Equity, which will directly own (i) the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP, and (ii) all of the membership interests of TEP GP. TEP GP owns all of the IDRs and 834,391 general partner units, representing an approximate 1.37% general partner interest in TEP.

Our Class A Shares and Class B Shares

Our partnership agreement will provide for two classes of shares, Class A shares and Class B shares, representing limited partner interests in us. Only the holders of our Class A shares are entitled to participate in our distributions. Each Class A share will also be entitled to one vote on the limited matters to be voted on by our shareholders.

Class B shares are not entitled to receive distributions but will be entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. We do not intend to list Class B shares on any stock exchange. All of our Class B shares will initially be owned by the Exchange Right Holders. For a description of the rights and privileges of shareholders under our partnership agreement, including voting rights, please read "Description of Our Partnership Agreement."

Exchange Right

The Exchange Right Holders and any permitted transferees of their Tallgrass Equity units will each have the right to exchange all or a portion of their Tallgrass Equity units for Class A shares at an exchange ratio of one Class A share for each Tallgrass Equity unit exchanged, which we refer to as the Exchange Right. The Exchange Right may be exercised only if, simultaneously therewith, an equal number of our Class B shares are transferred by the exercising party to us. Upon such exchange, we will cancel the Class B shares received from the exercising party.

USE OF PROCEEDS

We expect to receive approximately $859.9 million of net proceeds from the sale of the Class A shares (or approximately $988.9 million if the underwriters exercise their option to purchase additional Class A shares in full), based upon the assumed initial public offering price of $25.50 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions.

We will contribute the net proceeds of this offering to Tallgrass Equity in exchange for Tallgrass Equity's issuance to us of Tallgrass Equity units.

At the closing of this offering, Tallgrass Equity intends to enter into a new $150 million revolving credit facility, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Tallgrass Equity Revolving Credit Facility," and to borrow approximately $150 million, the proceeds of which will be used, together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit (with the price per TEP common unit being determined based on a 2.25% discount to the volume weighted average price of the TEP common units for the 30 trading days prior to April 15, 2015) and to pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

If the underwriters exercise their option to purchase additional Class A shares, we intend to use the proceeds from the sale of such shares to purchase a corresponding number of Tallgrass Equity units from the Exchange Right Holders (which would equal 5,296,650 additional Tallgrass Equity units if the underwriters exercise their option to purchase additional Class A shares in full). In this case, an equivalent number of Class B shares will be cancelled. After the application of the net proceeds from this offering, we will own a 22.46% membership interest in Tallgrass Equity (or a 25.83% membership interest if the underwriters' option to purchase additional Class A shares is exercised in full). Please read "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters—Ownership of General Partner Entities."

A $1.00 increase or decrease in the assumed initial public offering price of $25.50 per Class A share would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, to increase or decrease, respectively, by approximately $33.7 million.

CAPITALIZATION

The following table sets forth TEGP's cash and cash equivalents and capitalization as of December 31, 2014, including:

- TEP, the predecessor of TEGP, on a historical basis;

- as adjusted to give effect to TEP's acquisition of an additional 33.3% membership interest in Pony Express effective March 1, 2015 and the related financing transactions, including (i) the underwritten public offering by TEP of 11,200,000 TEP common units that closed on February 27, 2015 (including the underwriters' purchase of 1,200,000 TEP common units in March 2015 pursuant to the underwriters' option to purchase up to an additional 1,500,000 TEP common units), which we refer to as the TEP Equity Offering, and (ii) additional borrowings under the TEP revolving credit facility to fund the remaining portion of the $700 million cash consideration paid for the additional 33.3% membership interest in Pony Express; and

- as further adjusted to give effect to the Reorganization Transactions that will occur simultaneously with the closing of this offering, and the application of the net proceeds from this offering as set forth under "Use of Proceeds," assuming an initial public offering price of $25.50 per Class A share (the midpoint of the range set forth on the cover of this prospectus).

The historical financial data of TEP, the predecessor of TEGP, presented in the table below is derived from and should be read in conjunction with TEP's historical audited financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." There have been no material changes to the capitalization of TEP since December 31, 2014 other than the TEP Equity Offering.

	As of December 31, 2014		
	TEP Historical	TEP As Adjusted	TEGP Pro Forma
	(in thousands)		
Cash and cash equivalents	$ 867	$ 867	$ 867
Long-Term Debt:			
Debt Obligations of Tallgrass Equity:			
Tallgrass Equity Revolving Credit Facility (1)	$ —	—	$ 150,000
Debt Obligations of TEP:			
TEP Revolving Credit Facility (2)	559,000	707,051	707,051
Total Long-Term Debt	$ 559,000	$ 707,051	$ 857,051
Partners' capital:			
Partners' equity (excluding noncontrolling interests)	$1,038,723	1,268,209	$ —
Class A shares—public	—	—	1,230,790
Class B shares—Exchange Right Holders	—	—	—
Noncontrolling interest	756,428	378,891	550,714
Total members' equity/partners' capital	$1,795,151	1,647,100	$1,781,504
Total Capitalization	$2,354,151	$2,354,151	$2,638,555

(1) Assumes utilization of the full borrowing capacity of $150 million under the Tallgrass Equity revolving credit facility.

(2) As of April 20, 2015, TEP had $698 million of borrowings under its revolving credit facility, leaving $152 million for future borrowings based on its current borrowing capacity of $850 million, subject to compliance with the covenants required under its revolving credit facility.

DILUTION

Purchasers of Class A shares in this offering will experience immediate and substantial dilution in the net tangible book value per share for accounting purposes. Dilution is the amount by which the offering price paid by the purchasers of Class A shares sold in this offering will exceed the pro forma net tangible book value per Class A share after the offering. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities and noncontrolling interests) by the total number of shares outstanding after giving effect to the Reorganization Transactions. Our pro forma net tangible book value as of December 31, 2014 would have been approximately $500.3 million, or $14.17 per Class A share, after giving effect to the Reorganization Transactions. The pro forma net tangible book value per Class A share assumes the underwriters' option to purchase additional Class A shares is not exercised. The pro forma net tangible book value assumes a formation date of December 31, 2014. As of that date there would be no provision for income taxes and therefore no deferred tax asset. The following table illustrates the per share dilution to new investors purchasing Class A shares in this offering:

Assumed initial public offering price per Class A share		$25.50
Net tangible book value per Class A share as of December 31, 2014	$ —	
Increase per Class A share attributable to new investors in this offering	14.17	
Pro forma net tangible book value per Class A share as of December 31, 2014		14.17
Immediate dilution in net tangible book value per Class A share to new investors in this offering		$11.33

The following table summarizes the total number of Class B shares to be owned by the Exchange Right Holders, the total number of Class A shares to be owned by new investors in this offering, and the total consideration paid by both. The price per Class A share shown as paid by new investors in the table below is $25.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, as calculated before deduction of estimated underwriting discounts and commissions and offering expenses (in millions, except percentages and per share amounts).

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Exchange Right Holders (Class B shares)	122	77.54%	$ 500	35.7%	$ 4.10
New investors (Class A shares)	35	22.46%	900	64.3%	$25.50
Total	157	100%	$1,400	100%	

reserves or is unable to finance growth externally, its ability to grow will likely be impaired. If TEP issues additional units, the payment of distributions on those additional units may increase the risk that TEP will be unable to maintain or increase its per unit distribution amount, which in turn may impact the available cash Tallgrass Equity receives from TEP and we have to distribute to our Class A shareholders. There are no current limitations in TEP's partnership agreement on its ability to incur indebtedness or to issue additional units, including units ranking senior to its common units. The incurrence of additional debt by TEP to finance its growth strategy would result in increased interest expense to TEP, which in turn may reduce its cash distributions to Tallgrass Equity and reduce the available cash that we have to distribute to our Class A shareholders.

The IDRs that Tallgrass Equity Indirectly Owns May Be Limited or Modified Without Your Consent. Upon completion of this offering, we will own a 22.46% membership interest in Tallgrass Equity, which indirectly owns all of the IDRs, which entitle Tallgrass Equity to receive increasing percentages (up to a maximum of 48%, to the extent not modified) of any cash distributed by TEP in excess of $0.3048 per TEP unit in any quarter. For the year ended December 31, 2014, approximately 15.5% of the pro forma cash that Tallgrass Equity would have received from TEP would have been attributable to its ownership of the IDRs. The portion of the cash flow Tallgrass Equity receives from TEP that is attributed to IDRs is expected to increase over time.

TEP, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because Tallgrass Equity currently participates in the IDRs at the highest sharing level, it is harder for an acquisition or capital project to show accretion for the common unitholders of TEP than if the IDRs received less incremental cash flow. Tallgrass Equity may determine, in certain cases, to propose a reduction to the IDRs to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the IDRs or only to the expected cash flow from the transaction and may be either temporary or permanent in nature. Any such reduction of the IDRs will reduce the amount of cash that would have otherwise been distributed by Tallgrass Equity to us, which will in turn reduce the cash distributions we would otherwise be able to pay to you.

Our general partner has the right to approve any waiver, reduction, limitation or modification to TEP's IDRs without the consent of our shareholders. In determining whether or not to approve any such modification, our general partner's board of directors may consider whatever information it subjectively believes is adequate in making such determination and must make such determination in "good faith" as such term is defined under applicable Delaware law and in our partnership agreement. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. The assumptions will generally involve current estimates of future conditions, which are difficult to predict and realization of many of the assumptions will be beyond our general partner's control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. To the extent such assumptions are not realized, the expected benefits from increases in distributions from TEP to Tallgrass Equity may not materialize, and our distributions to our Class A shareholders may be reduced.

Our Initial Distribution Rate

Our Cash Distribution Policy

For the twelve month period ending June 30, 2016, we expect to pay cash distributions of $0.6240 per Class A share, which represents an average quarterly distribution of $0.1560 per Class A share during the period. This equates to an average aggregate cash distribution of approximately $5.5 million per quarter, or approximately $22.0 million per year. Tallgrass Equity intends to use the proceeds it receives from us (together with borrowings of $150 million under the Tallgrass Equity revolving credit facility) to purchase the Acquired TEP Units and to pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute any remaining proceeds to the Exchange Right Holders. We will use the net proceeds resulting from any issuance of Class A shares upon the exercise of the underwriters' option to purchase additional membership interests in Tallgrass Equity from the Exchange Right Holders. As a result, the exercise of the underwriters' option to purchase additional Class A shares will not have an impact on the expected per share distributions to be received by holders of Class A shares.

Our ability to make cash distributions at the estimated distribution rate for the twelve month period ending June 30, 2016 will be subject to the factors described above under the caption "—General—Restrictions and Limitations on Our Cash Distribution Policy." We cannot assure you that any distributions will be declared or paid by us. Please read "Risk Factors—Risks Inherent in an Investment in Us—Our only cash-generating assets are our interests in Tallgrass Equity and therefore our cash flow will be entirely dependent upon the ability of TEP to make cash distributions to Tallgrass Equity, and the ability of Tallgrass Equity to make cash distributions to us."

We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on the applicable record date. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately following the indicated distribution date. We will pay you a prorated cash distribution for the first quarter that we are a publicly traded partnership. This prorated cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Any distributions received by Tallgrass Equity from TEP and TEP GP related to periods prior to the closing of this offering will be paid to Tallgrass Development and the Exchange Right Holders, respectively.

The following table sets forth the number of Class A shares expected to be outstanding upon the completion of this offering (including upon any exercise of the underwriters' option to purchase additional Class A shares) and the estimated aggregate distribution amounts payable on our Class A shares for the twelve month period ending June 30, 2016, at $0.6240 per Class A share (representing an average quarterly distribution of $0.1560 per Class A share during the period).

	No Exercise of the Underwriters' Option to Purchase Additional Class A Shares			Full Exercise of the Underwriters' Option to Purchase Additional Class A Shares		
	Number of Shares	Average Quarterly Distribution	Twelve Month Period Ending June 30, 2016	Number of Shares	Average Quarterly Distribution	Twelve Month Period Ending June 30, 2016
			($ in millions)			($ in millions)
Distributions to Class A shareholders	35,311,000	$0.1560	$22.0	40,607,650	$0.1560	$25.3

Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our Class A shares with respect to any fiscal quarter or for the twelve month period ending June 30, 2016 at the estimated cash distribution rate, our Class A shareholders will not be entitled to receive such payments in the future.

Our cash distribution policy will be consistent with the terms of our partnership agreement, which requires that we distribute our available cash quarterly. Under our partnership agreement, available cash will be defined to mean generally, for each fiscal quarter, all cash on hand at the date of determination of available cash in respect of such quarter (including expected distributions from Tallgrass Equity in respect of such quarter), less the amount of cash reserves established by our general partner, which will not be subject to a cap, to:

- comply with applicable law;

- comply with any agreement binding upon us or our subsidiaries (exclusive of TEP and its subsidiaries);

- provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

The following table sets forth, for the periods indicated, the amount of quarterly cash distributions TEP paid on each of its partnership interests, including the IDRs and general partner interest, with respect to the quarter indicated. The actual cash distributions paid by TEP to its partners occur within 45 days after the end of each quarter. Since its initial public offering, TEP has increased its quarterly cash distribution by approximately 69% from $0.2875 per common unit, or $1.15 on an annualized basis, to $0.4850 per common unit, or $1.94 on an annualized basis, for the quarter ended December 31, 2014. Such increase equates to a compounded annual growth rate in TEP distributions of approximately 42%.

	TEP's Cash Distribution History (1)(2)						
	Cash Distribution Per Limited Partner Unit	TEP Limited Partner Units Outstanding (3)	Distributions on TEP Limited Partner Units	Distributions on General Partner Interest(4)	Distributions on Incentive Distribution Rights(5)	Total TEP Cash Distributions	Pro Forma Distributions to Tallgrass Energy GP, LP (6)
	(in millions, except cash distribution per limited partner unit)						
2013							
Second Quarter(7)	$0.1422	40.5	$ 5.8	$0.1	$—	$ 5.9	$0.3
Third Quarter	0.2975	40.5	12.0	0.2	—	12.3	1.1
Fourth Quarter	0.3150	40.5	12.8	0.3	0.1	13.1	1.1
2014							
First Quarter	0.3250	40.9	13.3	0.3	0.1	13.7	1.2
Second Quarter	0.3800	48.9	18.6	0.3	0.8	19.7	1.6
Third Quarter	0.4100	49.0	20.1	0.4	1.2	21.7	1.9
Fourth Quarter	0.4850	49.0	23.8	0.5	4.0	28.3	2.9

(1) Amounts may not recalculate due to rounding.
(2) Reflects cash distributions earned in each quarter indicated, but paid within 45 days of the end of each quarter.
(3) Represents the approximate number of units outstanding as of the record date for each quarterly distribution.
(4) Amounts reflect distributions paid to TEP GP for its general partner interest in TEP.
(5) Amounts reflect distributions paid to TEP GP for its ownership of TEP's IDRs.
(6) Represents pro forma distributions from Tallgrass Equity based on historical distributions received from TEP. Pro forma distributions from Tallgrass Equity are net of (i) interest expense related to borrowings under Tallgrass Equity's revolving credit facility, including pro forma interest expense associated with Tallgrass Equity's borrowings under this facility to fund a portion of the consideration to Tallgrass Development in exchange for its sale to Tallgrass Equity of the Acquired TEP Units and (ii) pro forma general and administrative expenses, including other expenses associated with our becoming a publicly traded entity, which will be borne by Tallgrass Equity. These amounts assume no other cash reserves established by us as Tallgrass Equity's managing member.
(7) The distribution paid with respect to the second quarter of 2013 was a prorated amount of the minimum quarterly distribution of $0.2875 per common unit, based upon the number of days between the closing of TEP's initial public offering on May 17, 2013 and the end of the second quarter.

Overview of Presentation

In the sections that follow, we present the basis for our belief that we will be able to pay cash distributions of $0.6240 per Class A share for the twelve month period ending June 30, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Cash Available for Distribution" in which we present the amount of available cash we would have had available for distribution to our Class A shareholders on a pro forma basis for the year ended December 31, 2014; and

- "Estimated Minimum Cash Available for Distribution by Tallgrass Equity Based upon Estimated Minimum TEP Adjusted EBITDA" in which we present our estimate of the minimum amount of TEP Adjusted EBITDA necessary for TEP to pay distributions to its partners, including Tallgrass Equity, which would enable us to have sufficient available cash to pay our estimated cash distribution for the twelve month period ending June 30, 2016 on all of the Class A shares expected to be outstanding upon completion of this offering.

References to pro forma financial statements refer to the pro forma financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Cash Available for Distribution

Our pro forma available cash for the year ended December 31, 2014 would have been approximately $7.5 million. This amount would not have been sufficient for us to pay our estimated aggregate cash distribution of approximately $22.0 million on all of our Class A shares for the 12 month period ending June 30, 2016.

Pro forma cash available for distribution includes estimated incremental general and administrative services, which we expect will initially be approximately $2.0 million per year, for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal, (vi) tax and (vii) accounting. All of these anticipated expenses, other than income taxes payable by us, will be borne by Tallgrass Equity. Please read "Certain Relationships and Related Party Transactions—Omnibus Agreement."

The pro forma estimated amounts, upon which pro forma cash available for distribution is based, were derived from the audited financial statements and pro forma financial statements included elsewhere in this prospectus. However, cash available for distribution is generally a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014, the amount of cash that would have been available for distribution to our Class A shareholders. Certain of the pro forma adjustments presented below are explained in the accompanying footnotes.

Tallgrass Energy GP, LP
Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2014
	($ in thousands, except unit or per unit amounts)
Tallgrass Energy Partners, LP (a)	
Total Revenues	$ 371,556
Less:	
Cost of sales and transportation services	191,654
Operations and maintenance	39,577
Depreciation and amortization	47,048
General and administrative	33,160
Taxes, other than income taxes	6,704
Operating Income	53,413
Less:	
Interest expense, net	(7,292)
Gain on remeasurement of unconsolidated investment (b)	9,388
Loss on extinguishment of debt	—
Equity in earnings of unconsolidated investment	717
Other income, net	3,103
Net income	59,329
Net loss attributable to noncontrolling interest (c)	11,352
Net income attributable to partners	70,681
Plus:	
Interest expense, net of noncontrolling interest	7,648
Depreciation and amortization expense, net of noncontrolling interest	45,389
Non-cash gain related to derivative instruments	(184)
Non-cash compensation expense (d)	5,136
Distributions from unconsolidated investment	1,464
Gain on remeasurement of unconsolidated investment (b)	(9,388)
Less:	
Non-cash loss allocated to noncontrolling interest (c)	(10,151)
Equity in earnings of unconsolidated investment	(717)
Adjusted EBITDA of TEP (e)	109,878
Adjustments:	
Expansion capital expenditures	(762,073)
Pony Express capital expenditures (g)	743,729
Debt financing from expansion capital expenditures	18,344
Maintenance capital expenditures (f)	(9,913)
Cash interest cost	(6,266)
Pony Express preferred distributions in excess of distributable cash flow attributable to Pony Express (h)	5,429
Pony Express deficiency payments (i)	5,378
Distributions to noncontrolling interest (d)	(5,361)
Cash flow attributable to predecessor operations	(3,086)
Distributable cash flow of TEP (j)	$ 96,059

	Year Ended December 31, 2014
	($ in thousands, except unit or per unit amounts)
Distributions to TEP Unitholders	
Distributions to common unitholders – public	33,638
Distributions to common unitholders – Tallgrass Development	10,120
Distributions to Tallgrass Equity	
General partner interest	1,440
Incentive distribution rights	6,131
TEP common units held by Tallgrass Equity	32,000
Total pro forma distributions to Tallgrass Equity	39,571
Total distributions to TEP unitholders	**$ 83,329**
Cash distributions per TEP common unit	$ 1.60
Tallgrass Equity	
Pro forma distributions received by Tallgrass Equity from TEP	$ 39,571
Less:	
Cash Interest Expense (l)	4,038
General and administrative expenses	2,000
Cash reserves (m)	—
Pro forma cash available for distribution by Tallgrass Equity	**$ 33,533**
Pro forma distributions to TEGP	7,530
Pro forma distributions to Exchange Right Holders	26,003
Total pro forma cash distributed by Tallgrass Equity	33,533
Tallgrass Energy GP, LP	
Pro forma distributions received from Tallgrass Equity	7,530
Less:	
Income tax (k)	—
Cash reserves (m)	—
Pro forma cash available for distribution to Class A shareholders	$ 7,530
Aggregate estimated cash distribution per share (35,311,000 Class A shares)	0.2133
Excess (Shortfall)	(0.4107)

(a) This table reconciles TEP's Adjusted EBITDA and distributable cash flow with net income, the most directly comparable GAAP financial measure. The amounts presented reflect TEP's actual results as reported for the year.

(b) Gain on remeasurement of unconsolidated investment of $9.4 million was related to the remeasurement to fair value of TEP's original 50% equity investment in Grasslands Water Services I, LLC (now known as BNN Redtail, LLC) in connection with TEP's consolidation of the Water Solutions business on May 13, 2014.

(c) Net income or loss at Pony Express is attributed to TEP and noncontrolling interests. This is done in accordance with a substantive profit sharing arrangement set forth in the Pony Express LLC Agreement (as defined below), which generally follows the allocation of cash distributions and may not follow the respective ownership percentages in Pony Express held by TEP and Tallgrass Development. Concurrent with TEP's acquisition of a 33.3% membership interest in Pony Express in September 2014, TEP, Tallgrass Development and Pony Express entered into the Second Amended and Restated Limited Liability Company Agreement of Tallgrass Pony Express Pipeline, LLC, or the Pony Express LLC Agreement, which provides TEP a minimum quarterly preference payment of $16.65 million through the quarter ending September 30, 2015. The Pony Express LLC Agreement provides that the net income or loss of Pony Express be allocated, to the extent possible, consistent with the allocation of Pony Express cash distributions, including the preference payments. Distributions made by Pony Express to its noncontrolling interests reduce the distributable cash flow available to TEP.

(d) Represents the amount of equity-based compensation expense incurred by TEP that will not be settled in cash.

(e) TEP defines Adjusted EBITDA as net income excluding the impact of interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments, non-cash long-term compensation expense, impairment losses, gains or losses on asset or business disposals or acquisitions, gains or losses on the repurchase, redemption or early retirement of debt, and earnings from unconsolidated investments, but including the impact of distributions from unconsolidated investments.

(f) Maintenance capital expenditures are cash expenditures incurred (including expenditures for the construction or development of new capital assets) that we expect to maintain our long-term operating income or operating capacity. These expenditures typically include certain system integrity, compliance and safety improvements.

(g) Includes amounts paid by Tallgrass Development on behalf of Pony Express and amounts contributed by TEP to Pony Express in connection with its acquisition of its initial 33.3% membership interest in Pony Express in September 2014.

(h) TEP receives a minimum quarterly preference payment from Pony Express of $16.65 million through the quarter ending September 30, 2015 (pro-rated to approximately $5.4 million for the quarter ended September 30, 2014). To the extent that Pony Express does not have sufficient distributable cash flow to cover this preference payment, Tallgrass Development, as the noncontrolling interest owner, is required to contribute cash to Pony Express to fund the excess preference payment. The cash received by Pony Express from Tallgrass Development to fund the minimum quarterly preference payment in excess of distributable cash flow from Pony Express is considered distributable cash flow at TEP.

(i) Pony Express collects deficiency payments for barrels committed by the customer to be transported in a month but not physically received for transport or delivered to the customers' agreed upon destination point. These deficiency payments are recorded as a deferred liability until the barrels are physically transported and delivered by TEP.

(j) TEP defines distributable cash flow as Adjusted EBITDA, plus preferred distributions received from Pony Express in excess of its distributable cash flow attributable to TEP's net interest and adjusted for deficiency payments received from or utilized by Pony Express shippers, less cash interest expense, maintenance capital expenditures, and distributions to noncontrolling interests in excess of earnings allocated to noncontrolling interests.

(k) Assumes tax deductions, including depreciation and amortization, exceed taxable income resulting in no payment of income taxes.

(l) Interest expense on Tallgrass Equity's revolving credit facility is based on an assumed interest rate of 2.655% based on a floating 30-day LIBOR rate and a borrowing spread over LIBOR at 2.50%.

(m) Assumes no reserves are established by our general partner or Tallgrass Equity.

Estimated Minimum TEP Adjusted EBITDA Necessary for Us to Pay the Aggregate Estimated Distribution for the Twelve-Month Period Ending June 30, 2016

In the table below, we show the minimum Adjusted EBITDA that TEP would need to generate during the twelve month period ending June 30, 2016 in order for us to receive from Tallgrass Equity the $22.0 million necessary for us to be able to pay cash distributions of $0.6240 per share on all of our Class A shares for the period.

Please read "—Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution by Tallgrass Equity Based upon Estimated Minimum TEP Adjusted EBITDA" for a discussion of the material assumptions underlying our belief that TEP will be able to generate sufficient Adjusted EBITDA to provide us with the estimated minimum cash distributions. Although we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying the estimated minimum cash distributions to be received from TEP are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If the estimated minimum TEP Adjusted EBITDA is not achieved, we may not be able to make cash distributions of $0.6240 per Class A share on all of our Class A shares for the period. Consequently, the statement that we believe that cash distributions from TEP will be sufficient to allow us to pay the aggregate estimated distribution on all of our Class A shares for the twelve month period ending June 30, 2016 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such distributions.

The statements made below are forward-looking statements and should be read together with the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The accompanying prospective information was prepared in accordance with TEP's and our accounting policies; however, it was not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of our management, the prospective financial information has been prepared on a reasonable basis, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that TEP can generate the estimated minimum Adjusted EBITDA necessary for us to have sufficient cash available for distributions to pay the initial quarterly distribution to all of our Class A shareholders. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor any other independent accountant has examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither PricewaterhouseCoopers LLP nor any other independent accountant expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this offering document relate only to the historical information of TEP and TEGP. Such reports do not extend to the prospective financial information and should not be read to do so.

When reading these sections, you should keep in mind the risk factors and other cautionary statements under "Risk Factors" in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause TEP's or our financial condition and consolidated results of operations to vary significantly from those set forth below.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the estimated cash available for distribution or to update our estimate to reflect events or circumstances after the date of this prospectus.

Tallgrass Energy GP, LP
Estimated Minimum Cash Available for Distribution by TEP
Based on Estimated Minimum TEP Adjusted EBITDA
(Unaudited)

	Twelve Month Period Ending June 30, 2016
	($ in thousands, except unit or per unit amounts)
Tallgrass Energy Partners, LP	
Total Revenues	$ 607,711
Less:	
Cost of sales and transportation services	146,047
Operations and maintenance	51,993
Depreciation and amortization	92,294
General and administrative	52,915
Taxes, other than income taxes	49,246
Operating Income	215,216
Less:	
Interest expense (income), net(a)	20,955
Other (income) expense	(2,338)
Net Income (Loss)	196,599
Less:	
Net Income (Loss) attributable to noncontrolling interest(b)	60,325
Net Income (Loss) attributable to partners	136,274
Plus:	
Interest expense (income), net of noncontrolling interest	20,958
Depreciation and amortization expense, net of noncontrolling interest	74,246
Non-cash compensation expense	7,471
Estimated minimum Adjusted EBITDA of TEP	238,950
Adjustments:	
Expansion capital expenditures	(31,850)
Debt and noncontrolling interest financing for expansion capital expenditures	31,850
Maintenance capital expenditures	(13,529)
Cash interest cost(a)	(19,326)
Estimated minimum cash available for distribution by TEP	$ 206,094
Distributions to TEP Unitholders	
Distributions to common unitholders – public	85,603
Distributions to common unitholders – Tallgrass Development	15,825
Distributions to Tallgrass Equity	
General partner interest	2,786
Incentive distribution rights	51,563
TEP common units held by Tallgrass Equity(c)	49,800
Total distributions to Tallgrass Equity	104,149
Total distributions to TEP unitholders(d)	$ 205,577
Estimated minimum cash distributions per TEP common unit	$ 2.49

	Twelve Month Period Ending June 30, 2016
	($ in thousands, except unit or per unit amounts)

Tallgrass Equity

Estimated minimum cash distributions received by Tallgrass Equity from TEP	$ 104,149
Less:	
Cash Interest Expense(e)	4,038
General and administrative expenses	2,000
Cash reserves(f)	—
Estimated minimum cash available for distribution by Tallgrass Equity	$ 98,111
Distributions to TEGP	22,034
Distributions to Exchange Right Holders	76,077
Total estimated minimum cash distribution by Tallgrass Equity	98,111
Tallgrass Energy GP, LP	
Distributions received from Tallgrass Equity	22,034
Less:	
Income tax(g)	—
Cash reserves(f)	—
Estimated minimum available for distribution to Class A shareholders	$ 22,034
Aggregate estimated cash distribution per share (35,311,000 Class A shares)	0.6240

(a) Interest expense and cash interest cost assumes additional borrowings on TEP's revolving credit facility to fund all TEP expansion capital expenditures during the forecast period.

(b) Net income or loss at Pony Express is attributed to TEP and noncontrolling interests. This is done in accordance with a substantive profit sharing arrangement set forth in the Pony Express LLC Agreement, which generally follows the allocation of cash distributions and may not follow the respective ownership percentages in Pony Express held by TEP and Tallgrass Development. Concurrent with TEP's acquisition of a 33.3% membership interest in Pony Express in September 2014, TEP, Tallgrass Development and Pony Express entered into the Pony Express LLC Agreement, which provides TEP a minimum quarterly preference payment of $16.65 million through the quarter ending September 30, 2015. Concurrent with TEP's acquisition of an additional 33.3% membership interest in Pony Express in March 2015, the Pony Express LLC Agreement was further amended to increase the preference payment to $36.65 million per quarter and extend the preference period through the quarter ending December 31, 2015. The Pony Express LLC Agreement provides that the net income or loss of Pony Express be allocated, to the extent possible, consistent with the allocation of Pony Express cash distributions, including the preference payments. For periods beginning after December 31, 2015, distributions and net income or loss from Pony Express will be attributed to TEP and noncontrolling interests in accordance with the respective ownership interests. Distributions made by Pony Express to its noncontrolling interests reduce the distributable cash flow available to TEP.

(c) Assumes that Tallgrass Equity purchases 20 million TEP common units from Tallgrass Development with the proceeds from this offering that it receives from us (together with borrowings of $150 million under the Tallgrass Equity revolving credit facility).

(d) Assumes 60,734,105 TEP common units outstanding throughout the period.

(e) Interest expense on Tallgrass Equity's revolving credit facility is based on an assumed interest rate of 2.655% based on a floating 30-day LIBOR rate and a borrowing spread over LIBOR at 2.50%.

(f) Assumes no reserves are established by our general partner or Tallgrass Equity.

(g) Assumes tax deductions, including depreciation and amortization, exceed taxable income resulting in no payment of income taxes.

Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution by Tallgrass Equity Based upon Estimated Minimum TEP Adjusted EBITDA

In order for us to have sufficient available cash to pay the aggregate estimated cash distribution on all of our outstanding Class A shares for the twelve month period ending June 30, 2016, we will need to receive cash distributions from Tallgrass Equity of at least $22.0 million. We base this amount on the number of our Class A shares outstanding at the closing of this offering, which we assume will remain constant through the end of the period. We have established the estimated distribution on the assumption that TEP's per unit distribution during the period will be $2.49 (which represents an average quarterly distribution of $0.6225 per common unit during the period), which takes into account anticipated increases to TEP's most recent announced distribution based on TEP's recent acquisition of an additional 33.3% membership interest in Pony Express. In order for Tallgrass Equity to pay us at least $22.0 million in cash distributions, we calculate that TEP will need to generate Adjusted EBITDA of at least $238.9 million for the twelve month period ending June 30, 2016, as compared to Adjusted EBITDA of $109.9 million for the year ended December 31, 2014.

TEP's estimated minimum Adjusted EBITDA of $238.9 million for the twelve month period ending June 30, 2016 disclosed in the table is only intended to be an indicator or benchmark of the amount management considers to be the lowest amount of TEP Adjusted EBITDA needed to generate sufficient available cash to make cash distributions to our Class A shareholders of $0.6240 per Class A share for the twelve month period ending June 30, 2016. The baseline estimate of TEP revenues and Adjusted EBITDA should not be viewed as management's full projection of TEP's expected operating results and financial performance for the period, nor is such baseline estimate intended to modify or replace the guidance that TEP has previously provided publicly. Management of TEP believes that TEP's Adjusted EBITDA for the twelve month period ending June 30, 2016 will exceed the amount presented in the table above.

Segment Data

The following table compares assumed segment Adjusted EBITDA in each of TEP's reportable business segments for the twelve-month period ending June 30, 2016 to the historical financials for the year ended December 31, 2014:

	Historical	Estimated Minimum
	Year Ended December 31, 2014	Twelve Month Period Ending June 30, 2016
	(in thousands)	
Segment Adjusted EBITDA		
Natural Gas Transportation & Logistics	$ 67,593	$ 63,503
Crude Oil Transportation & Logistics	15,711	154,976
Processing & Logistics	33,089	23,382
Total Segment Adjusted EBITDA	$116,393	$241,861
Public Company Cost	(2,500)	(2,911)
Eliminations of intersegment activity	(4,015)	—
TEP Adjusted EBITDA	$109,878	$238,950

For more information regarding Segment Adjusted EBITDA and TEP Adjusted EBITDA, please read "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Our partnership agreement will require that, within 55 days after the end of each quarter beginning with the quarter ending June 30, 2015, we distribute our available cash to Class A shareholders of record on the applicable record date. We will prorate the actual distribution paid in the first quarter following this offering based on the number of days in the period from the closing of the offering through June 30, 2015.

Definition of Available Cash

Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from Tallgrass Equity in respect of such quarter), less the amount of cash reserves established by our general partner, which will not be subject to a cap, to:

- comply with applicable law;

- comply with any agreement binding upon us or our subsidiaries (exclusive of TEP and its subsidiaries);

- provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

- permit us to pay a ratable amount to Tallgrass Equity as necessary to permit Tallgrass Equity to make capital contributions to TEP GP for it to maintain or attain up to a 2.0% general partner interest in TEP upon the issuance of additional partnership securities by TEP; or

- otherwise provide for the proper conduct of our business, including with respect to the matters described under "Description of Our Partnership Agreement—Purpose."

Our available cash will also include cash on hand resulting from borrowings made after the end of the quarter.

Our Sources of Available Cash

Our only cash-generating assets will consist of our indirect partnership interests in TEP through our 22.46% membership interest in Tallgrass Equity. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of TEP to make distributions in respect of those partnership interests. The actual amount of cash that TEP, and correspondingly Tallgrass Equity, will have available for distribution will primarily depend on the amount of cash TEP generates from its operations. For a description of factors that may impact our results and TEP's results, please read "Forward-Looking Statements."

In addition, the actual amount of cash that TEP and Tallgrass Equity will have available for distribution will depend on other factors, some of which are beyond TEP's or our control, including:

- the level of revenue TEP and Tallgrass Equity are able to generate from their respective businesses;

- the level of capital expenditures TEP or Tallgrass Equity makes;

- the level of TEP's and Tallgrass Equity's operating, maintenance and general and administrative expenses or related obligations;

- the cost of acquisitions, if any;

- TEP's and Tallgrass Equity's debt service requirements and other liabilities;

- TEP's and Tallgrass Equity's working capital needs;

- restrictions on distributions contained in TEP's or Tallgrass Equity's debt agreements and any future debt agreements;

- TEP's and Tallgrass Equity's ability to borrow under their respective revolving credit agreements to make distributions; and

- the amount, if any, of cash reserves established by each of TEP GP and our general partner, in their sole discretion, for the proper conduct of TEP's and our business.

Shares

As of the closing of this offering, we will have 35,311,000 Class A shares and 121,918,440 Class B shares outstanding. Only our Class A shares will be entitled to receive distributions. For additional information regarding our shares, please read "Description of Our Shares."

General Partner Interest

Our general partner is not entitled to receive distributions on its general partner interest. Please read "Organizational Structure—Reorganization Transactions."

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our Class A shares would be entitled to share ratably in the distribution of any remaining proceeds.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows the summary historical financial and operating data of our predecessor, TEP, in each case for the periods and as of the dates indicated. In connection with TEP's initial public offering on May 17, 2013, Tallgrass Development contributed to TEP its equity interests in the combined results of operations of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC, which TEP refers to collectively as TEP's Predecessor. The term "TEP Pre-Predecessor" refers to the combined results of operations of TEP's Predecessor prior to November 13, 2012, the date Kinder Morgan Energy Partners, LP sold those assets, among others, to Tallgrass Development. The summary historical statements of operations and cash flow data for the years ended December 31, 2014 and 2013, the period from November 13, 2012 to December 31, 2012, the period from January 1, 2012 to November 12, 2012 and the balance sheet data as of December 31, 2014 and 2013 are derived from the audited financial statements included elsewhere in this prospectus.

We were formed in February 2015 and, therefore, do not have historical financial statements. Upon completion of the Reorganization Transactions and this offering, we will own an approximate 22.46% of Tallgrass Equity, which will directly own TEP common units and indirectly own TEP's IDRs and an approximate 1.37% general partner interest in TEP. Upon the completion of the Reorganization Transactions and this offering, our cash flows will consist of distributions from Tallgrass Equity on the membership interests we own in it. Because we have a controlling interest in Tallgrass Equity that owns TEP GP and 20 million TEP common units, we will reflect our ownership interest in Tallgrass Equity on a consolidated basis, which means that our financial results will be consolidated with those of Tallgrass Equity, TEP and TEP GP.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements referenced above. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma financial statements of TEGP as of and for the year ended December 31, 2014, are derived from the historical audited financial statements of TEP and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect the Reorganization Transactions and TEP's acquisition of an additional 33.3% membership interest in Pony Express in March 2015 and related financing transactions.

	Pro Forma for TEGP	Consolidated Historical for TEP			TEP Pre-Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from November 13 to December 31, 2012	Period from January 1 to November 12, 2012
		(in thousands, except per unit amounts)			
Statement of operations data:					
Revenue	$371,556	$371,556	$290,526	$38,572	$220,292
Operating income	53,413	53,413	33,999	69	50,113
Net income (loss)	51,554	59,329	7,624	(2,618)	51,496
Net income (loss) attributable to partners	5,851	70,681	9,747	(2,366)	51,496
Net income per limited partner unit - basic		$ 1.39	$ 0.17(1)	N/A	N/A
Net income per limited partner unit - diluted		$ 1.36	$ 0.17(1)	N/A	N/A
Pro forma net income per Class A share - basic(2)	$ 0.17				
Pro forma net income per Class A share - diluted(2)	$ 0.17				

	Pro Forma for TEGP	Consolidated Historical for TEP	
	Year Ended December 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands, except per unit amounts)		
Balance sheet data (at end of period):			
Property, plant and equipment, net	$1,853,081	$1,853,081	$1,116,806
Total assets	2,741,601	2,457,197	1,631,413
Long-term debt	857,051	559,000	135,000
Other:			
Distributions declared per common unit		$ 1.6000	$ 0.7547

(1) The net income allocated to the limited partners was based upon the number of days between the closing of TEP's initial public offering on May 17, 2013 to December 31, 2013.

(2) Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the Class A shareholders, by the number of Class A shares expected to be outstanding at the completion of this offering. For purposes of this calculation we assumed that the number of Class A shares outstanding was 35,311,000. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive shares at the date of closing of the Offering. Class B shares will not share in TEGP's earnings. Accordingly, pro forma basic and diluted net income per Class B share has not been presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical consolidated financial statements of TEP and the unaudited pro forma condensed consolidated financial statements of Tallgrass Energy GP, LP included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding certain risks inherent in our and TEP's business.

Overview

Introduction

We are a recently formed Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. Our only cash-generating assets at the closing of this offering will consist of 35,311,000 Tallgrass Equity units, representing a controlling 22.46% membership interest in Tallgrass Equity. At the closing of this offering, Tallgrass Equity will own, through its ownership of TEP GP, all of TEP's IDRs and 834,391 TEP general partner units, representing an approximate 1.37% general partner interest in TEP. Tallgrass Equity will also own directly the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP. We believe TEP's stable, fee-based cash flow and strong potential for future distribution growth will directly benefit us as a result of our interest in Tallgrass Equity.

Based on TEP's most recent quarterly distribution of $0.4850 per common unit for the fourth quarter of 2014 and the 60,234,105 outstanding common units as of March 31, 2015, aggregate quarterly cash distributions received by Tallgrass Equity would have been approximately $15.1 million ($4.9 million on incentive distribution rights, $9.7 million on the Acquired TEP Units and $0.5 million on the general partner interest).

Financial Presentation

TEGP has no operations outside of the ownership interests in TEP. We will be the managing member of and therefore control Tallgrass Equity, which in turn controls TEP through the direct ownership of TEP's general partner. As a result, under generally accepted accounting principles, we will consolidate Tallgrass Equity, TEP, its subsidiaries and its general partner. As such, our results of operations will not differ materially from the results of operations of TEP. The most noteworthy reconciling items between TEGP's pro forma consolidated financial statements and those of TEP primarily relate to (i) the inclusion of the Tallgrass Equity revolving credit facility, (ii) the impact of TEGP's election to be treated as a corporation for U.S. federal income tax purposes and (iii) the presentation of noncontrolling interests in Tallgrass Equity and TEP. The interests in Tallgrass Equity and TEP that are not owned by us will be reflected as being attributable to noncontrolling interests in our statement of financial position and results of operations.

In addition, TEP's historical results of operations do not reflect anticipated incremental general and administrative costs, which we estimate will be $2.0 million per year and are associated with becoming a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal, (vi) tax and (vii) accounting.

Factors That Significantly Affect Our and TEP's Results

Our only cash-generating assets consist of our partnership interests, including our indirect ownership of TEP's IDRs, TEP common units and an approximate 1.37% general partner interest in TEP. Therefore, our cash

- fluctuations in its working capital needs;

- its ability to borrow funds and access capital markets;

- restrictions contained in its debt agreements;

- the amount of cash reserves established by its general partner; and

- other business risks affecting its cash levels.

Tallgrass Equity Revolving Credit Facility

In connection with this offering, Tallgrass Equity will enter into a new $150 million senior secured revolving credit facility with Barclays Bank PLC, as administrative agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of this offering. The credit facility will include a $10 million sublimit for letters of credit and a $10 million sublimit for swing line loans. The credit facility will be available on and after the closing date of this offering, subject to Tallgrass Equity's satisfaction of conditions precedent that are usual and customary for credit facilities of this type. The revolving credit facility may be used (i) to pay transaction costs and any fees and expenses incurred in connection with the revolving credit facility and certain transactions relating to the initial public offering, (ii) to fund the purchase of the Acquired TEP Units and (iii) for general company purposes, including distributions. The revolving credit facility will also contain an accordion feature whereby Tallgrass Equity can increase the size of the credit facility to an aggregate of $200 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent.

Upon the closing of this offering, Tallgrass Equity will have approximately $150 million in outstanding borrowings under the credit facility leaving approximately $0 million available for future borrowings or letter of credit issuances. The initial borrowings under the credit facility will be used to fund a portion of the purchase of the Acquired TEP Units and to pay origination and arrangement fees associated with the new revolving credit facility and transaction costs associated with the initial public offering. Tallgrass Equity's obligations under the revolving credit facility will be secured by a first priority lien on all of the present and after acquired equity interests held by Tallgrass Equity in TEP GP and TEP. Borrowings under the credit facility will bear interest, at Tallgrass Equity's option, at either (a) a base rate, which will be a rate equal to the greatest of (i) the prime rate, (ii) the U.S. federal funds rate plus 0.5% and (iii) a one-month reserve adjusted Eurodollar rate plus 1.00% or (b) a reserve adjusted Eurodollar Rate, plus, in each case, an applicable margin. For loans bearing interest based on the base rate, the applicable margin will be 1.50%, and for loans bearing interest based on the reserve adjusted Eurodollar rate, the applicable margin will be 2.50%.

The credit agreement will contain various affirmative and negative covenants that, among other things, will limit or restrict Tallgrass Equity's or TEP GP's ability to:

- incur or guarantee additional debt;

- incur certain liens on assets;

- dispose of certain assets;

- make certain distributions, including distributions from available cash, if a default or event of default under the credit agreement then exists or would result therefrom; and subject to pro forma compliance with the financial covenant described below

- change the nature of its business;

- engage in certain mergers or make certain investments and acquisitions; and

- enter into certain non arms-length transactions with affiliates.

Additionally, the revolving credit facility will contain a financial covenant, to be tested quarterly for the four most recently completed fiscal quarters with respect to Tallgrass Equity that will require Tallgrass Equity to maintain a maximum leverage ratio of 3.00 to 1.00 (which will be based on EBITDA as defined in the Credit Agreement).

The credit agreement will contain certain events of default, including, but not limited to, the failure to pay any principal, interest or fees when due, breach of covenants, material inaccuracy of representations or warranties, cross-defaults to other material debt, insolvency, certain bankruptcy proceedings, impairment of security interests, change of control, liquidation and material money judgments. Upon the occurrence and during the continuation of an event of default under the credit agreement, the lenders may, among other things, terminate their revolving loan commitments, accelerate and declare the outstanding loans to be immediately due and payable, charge Tallgrass Equity with additional interest on overdue amounts in the amount of 2.0% per annum plus the rate otherwise applicable to such amounts and exercise remedies against Tallgrass Equity and the collateral as may be available to the lenders under the credit agreement and other loan documents.

Borrowings under the credit facility will be subject to mandatory prepayment with the net cash proceeds of certain sales or dispositions of the collateral.

Summary of Results for the Year Ended December 31, 2014

TEP's net income attributable to partners for the year ended December 31, 2014 was $70.7 million, with Adjusted EBITDA and Distributable Cash Flow (each as defined below under "—Non-GAAP Financial Measures") of $109.9 million and $96.1 million, respectively, compared to net income attributable to partners for the year ended December 31, 2013 of $9.7 million, with Adjusted EBITDA and Distributable Cash Flow of $78.4 million and $62.3 million, respectively. The increase in net income, Adjusted EBITDA, and Distributable Cash Flow was largely driven by TEP's acquisition of a 33.3% membership interest in Pony Express in September 2014, which was placed in service in October 2014, as discussed further under "Results of Operations" below.

During 2014, TEP completed a follow-on public offering of 8,050,000 common units as well as the acquisitions of the 100% membership interest in Trailblazer Pipeline Company LLC, a 33.3% membership interest in Pony Express, and an 80% interest in Water Solutions. In October 2014, TEP implemented an at-the-market, or ATM, offering program whereby it may sell newly issued common units to the public. As of December 31, 2014, TEP had issued 28,625 limited partner common units under its ATM program.

Factors and Trends Impacting TEP's Business

TEP expects to continue to be affected by certain key factors and trends described below. TEP's expectations are based on assumptions made by TEP and information currently available to TEP. To the extent TEP's underlying assumptions about, or interpretations of, available information prove to be incorrect, its actual results may vary materially from its expected results. See also "Risk Factors."

Growth Associated with Acquisitions and Expansion Projects

Growth associated with acquisitions

TEP believes that it is well-positioned to grow through accretive acquisitions. It intends to pursue acquisition opportunities from third parties as they become available and expects to continue to acquire assets from Tallgrass Development's portfolio of midstream assets, which include the remaining 33.3% ownership interest in Pony Express, Terminals and Tallgrass Development's 50% interest in, and operation of, REX. Pursuant to the omnibus agreement, Tallgrass Development granted TEP the right of first offer to acquire each of the remaining Retained Assets if Tallgrass Development decides to sell those assets. Terminals is not a Retained Asset. Other than its obligations under the omnibus agreement, Tallgrass Development is under no obligation to offer to sell TEP additional assets or to pursue acquisitions jointly with TEP, and TEP is under no obligation to buy any assets from Tallgrass Development or pursue any such joint acquisitions.

OUR BUSINESS

General

We are a recently formed Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. Our only cash-generating assets at the closing of this offering will consist of Tallgrass Equity units, representing a controlling 22.46% membership interest in Tallgrass Equity. At the closing of this offering, Tallgrass Equity will own, through its ownership of TEP GP, all of TEP's IDRs and 834,391 TEP general partner units, representing an approximate 1.37% general partner interest in TEP. Tallgrass Equity will also own directly the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP. We believe TEP's stable, fee-based cash flow and strong potential for future distribution growth will directly benefit us as a result of our interest in Tallgrass Equity.

Based on TEP's most recent quarterly distribution of $0.4850 per common unit for the fourth quarter of 2014 and the 60,234,105 outstanding common units as of March 31, 2015, aggregate quarterly cash distributions received by Tallgrass Equity would have been approximately $15.1 million ($4.9 million on incentive distribution rights, $9.7 million on the Acquired TEP Units and $0.5 million on the general partner interest).

TEP is a publicly traded limited partnership primarily engaged in the transportation, storage, and processing of natural gas, the transportation of crude oil and the provision of water business services primarily to the oil and gas exploration and production industry. TEP's assets are principally located in the Rocky Mountains and Midwest regions, and we believe these assets are an integral part of the energy infrastructure required to transport natural gas and crude oil between producers and consumers in these areas. TEP's business operations are conducted primarily under long-term, fixed-fee arrangements with its customers. As of March 31, 2015, the market capitalization of TEP's common units totaled approximately $3.1 billion, including units held by affiliates.

TEP's existing business is comprised primarily of the TIGT System, the Trailblazer Pipeline, a 66.7% membership interest in Pony Express, and the Midstream Facilities. The TIGT System is a FERC-regulated natural gas transportation and storage system located in Colorado, Kansas, Missouri, Nebraska and Wyoming. The Trailblazer Pipeline is a FERC-regulated natural gas pipeline system extending from the Colorado and Wyoming border to Beatrice, Nebraska. Combined, the TIGT System and the Trailblazer Pipeline have approximately 73% of their capacity reserved with a weighted average remaining contract life of approximately 3 years as of December 31, 2014. Pony Express owns a crude oil pipeline commencing in Guernsey, Wyoming and terminating in Cushing, Oklahoma, referred to as the Pony Express System, with 100% of its current contractible capacity secured by contracts with a weighted average remaining contract life of approximately 5 years as of December 31, 2014. Ten percent of current available design capacity on the Pony Express System is required to be available for uncommitted or "walk-up" shippers and is therefore not under contract. The Midstream Facilities include natural gas processing and treating facilities in the Wind River and Powder River basins with approximately 87% of their capacity under fee-based contracts with a weighted average remaining contract life of approximately 3 years as of December 31, 2014.

TEP's principal business strategy is to ensure the ongoing stability of its business, while increasing the quarterly cash distributions that it pays to its unitholders over time. TEP intends to pursue a combination of accretive acquisitions from Tallgrass Development and third parties and capitalize on organic expansion opportunities to increase its quarterly cash distributions. Tallgrass Development currently holds the following operating assets, which we refer to as the Development Assets: (i) an approximate 33.3% membership interest in Pony Express, (ii) a 50% interest in, and operation of REX and (iii) a 100% interest in Terminals. Since its initial public offering, TEP has purchased the Trailblazer Pipeline and an approximate 66.7% membership interest in Pony Express from Tallgrass Development. The remaining Development Assets are of strategic interest to TEP and would complement its existing asset base by, among other things, expanding and diversifying its cash flow sources.

competitiveness for acquisitions and manage TEP's overall cost of equity capital while achieving an appropriate balance between short-term and long-term accretion to TEP's limited partners and the holders of its general partner interest and IDRs. We may also support TEP's growth by making a loan or capital contribution to TEP with funds raised through the offering of our equity or debt securities or our potential borrowing under a future credit facility to fund an acquisition or growth capital project by TEP or providing TEP with other forms of credit support, such as guarantees related to financing a project or other types of support related to a merger or acquisition transaction. We do not intend to use the proceeds from this offering to facilitate TEP's growth activities. As described under ''Use of Proceeds,'' Tallgrass Equity will receive all the proceeds from this offering. At the closing of this offering, Tallgrass Equity intends to enter into a new $150 million revolving credit facility, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources Overview," and to borrow approximately $150 million, the proceeds of which will be used, together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

While we, like TEP, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of TEP. Most notably, (i) we will elect to be treated as a corporation for U.S. federal income tax purposes, (ii) neither our general partner nor the holder of our Class B shares are entitled to receive any distributions from us and (iii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our Class A shares.

We expect our cash distribution for the twelve month period ending June 30, 2016 to be $0.6240 per Class A share, which represents an average quarterly distribution of $0.1560 per Class A share during the period (though the actual distribution paid in the first quarter following this offering will be prorated as described under "—The Offering—Cash distributions"). In general, distributions on the Class A shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the Class A shares, but instead holders of Class A shares will receive a Form 1099 from us with respect to distributions received on the Class A shares. We anticipate that available deductions will offset our taxable income for, at a minimum, each of the periods ending December 31, 2015, 2016 and 2017, and that during this period, none of the distributions paid to you should be treated as taxable dividend income under current existing federal tax regulations, but instead will be treated as a return of capital. Please read "—The Offering—Material U.S. federal income tax consequences."

How Our Partnership Agreement Terms Differ from those of Other Publicly Traded Partnerships

Although we are organized as a limited partnership, the terms of our partnership agreement will differ from those of TEP and many other publicly traded partnerships. For example:

- Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have incentive distribution rights that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per share distribution.

- Distributions on the Class A shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the Class A shares, instead holders of Class A shares will receive a Form 1099 from us with respect to distributions received on the Class A shares. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for federal income tax purposes).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Tallgrass Energy GP, LP

The following tables set forth certain information regarding the beneficial ownership of our Class A shares and Class B shares following the consummation of the Reorganization Transactions and this offering by:

- each person who is known to us to beneficially own more than 5% of the Class A shares (calculated in accordance with Rule 13d-3);

- the named executive officers of our general partner;

- each of the directors of our general partner; and

- all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more shareholders, as the case may be. The amounts and percentage of Class A shares and Class B shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all Class A shares and Class B shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address of each beneficial owner named in the chart below is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211, Attn: General Counsel.

Name and Address of Beneficial Owner	Class A shares Beneficially Owned After Offering(1)	Percentage of Class A shares to be Beneficially Owned(1)	Class B shares Beneficially Owned After Offering	Percentage of Class B shares to be Beneficially Owned	Percentage of Total Class A shares and Class B shares to be Beneficially Owned
5% shareholders					
Entities affiliated with Kelso(2)	—	—	44,690,146	36.66%	28.42%
Entities affiliated with EMG(3)	—	—	45,719,415	37.50%	29.08%
Tallgrass KC	—	—	30,479,610	25.00%	19.39%
Directors and named executive officers:					
David G. Dehaemers, Jr.(4)	—	—	30,479,610	25.00%	19.39%
William R. Moler	—	—	—	—	—
Gary J. Brauchle	—	—	—	—	—
George E. Rider	—	—	—	—	—
Frank J. Loverro(2)	—	—	44,690,146	36.66%	28.42%
Stanley de J. Osborne(2)	—	—	44,690,146	36.66%	28.42%
Jeffrey A. Ball	—	—	—	—	—
John T. Raymond(5)	—	—	45,719,415	37.50%	29.08%
All directors and executive officers of our general partner as a group (10 persons)	—	—	120,889,171	99.16%	76.89%

* Less than 1%.

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Subject to the terms of the Tallgrass Equity limited liability company agreement and our partnership agreement, the Tallgrass Equity units (together with a corresponding number of shares of our Class B shares) are generally exchangeable at any time and from time to time for shares of our Class A shares on a one-for-one basis. See "Certain Relationships and Related Party Transactions—Exchange Right." However, Class B shares cannot be exchanged prior to the expiration or waiver of the 180 day lock-up period, as described in "Shares Eligible for Future Sale—Lock-Up Agreements." Thus, this column does not include Class A shares that may be issuable upon an exchange of Class B shares and Tallgrass Equity Units following the expiration or waiver of the lock-up period. In addition, this column does not include Class A shares that may be purchased pursuant to the Directed Share Program.

(2) Consists of Class B shares held of record by: (i) KIA VIII (Rubicon), L.P., a Delaware limited partnership, or KIA VIII, and (ii) KEP VI AIV (Rubicon), LLC, a Delaware limited liability company, or KEP VI AIV. KIA VIII and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other's shares. Each of KIA VIII and KEP VI AIV disclaim such beneficial ownership. Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim and Henry Mannix, III (the "Kelso Individuals") may be deemed to share beneficial ownership of shares held of record or beneficially owned by KIA VIII and KEP VI AIV, by virtue of their status as managing members of KEP VI AIV and of Kelso GP VIII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of KIA VIII (Rubicon) GP, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VIII. Each of Kelso GP VIII, LLC and KIA VIII (Rubicon) GP, L.P. due to their common control, could be deemed to beneficially own each other's securities and the shares held of record or beneficially owned by KIA VIII and KEP VI AIV, Kelso GP VIII, LLC disclaims beneficial ownership of all of the securities owned of record, or deemed beneficially owned, by KIA VIII (Rubicon) GP, L.P., KIA VII and KEP VI AIV, except to the extent, if any, of its pecuniary interest therein, and the inclusion of these securities in the table above shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose. KIA VIII (Rubicon) GP, L.P. disclaims beneficial ownership of all of the securities owned of record, or deemed beneficially owned, by Kelso GP VIII, LLC, KIA VIII and KEP VI AIV, except to the extent, if any, of its pecuniary interest therein, and the inclusion of these securities in the table above shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose. The Kelso Individuals may be deemed to share beneficial ownership of securities owned of record or beneficially owned by Kelso GP VIII, LLC, KIA VIII (Rubicon) GP, L.P., KIA VIII and KEP VI AIV, by virtue of their status as managing members of Kelso GP VIII, LLC and KEP VI AIV, but disclaim beneficial ownership of such securities, and the inclusion of these securities in the table above shall not be deemed an admission that any of the Kelso Individuals is the beneficial owner of these securities for any purposes. The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

(3) Consists of Class B shares held of record by Tallgrass Holdings, LLC. John T. Raymond has sole voting and dispositive power with respect to the shares held by Tallgrass Holdings, LLC. The address for Tallgrass Holdings, LLC is The Energy & Minerals Group, 811 Main Street, Suite 4200, Houston, TX 77002.

(4) Consists of Class B shares held of record by Tallgrass KC. Mr. Dehaemers has sole voting and dispositive power with respect to the shares held by Tallgrass KC; however he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5) John T. Raymond is the sole member of the general partner of the manager of Tallgrass Holdings, LLC and may be deemed to beneficially own the Class B shares owned by Tallgrass Holdings, LLC; however, he disclaims beneficial ownership except to the extent of his indirect pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon completion of the Reorganization Transactions, our sole asset will be Tallgrass Equity units representing 22.46% of the membership interests in Tallgrass Equity, which will directly own (i) the Acquired TEP Units, representing an approximate 32.75% limited partner interest in TEP (assuming an initial public offering price of $25.50 per Class A share, the midpoint of the price range set forth on the cover of this prospectus), and (ii) all of the membership interests of TEP GP. TEP GP owns all of the IDRs and 834,391 general partner units, representing an approximate 1.37% general partner interest in TEP. Please read "Organizational Structure—Reorganization Transactions."

We are a Delaware limited partnership formed in February 2015. Although we were formed as a limited partnership, we will elect to be taxed as a corporation for U.S. federal income tax purposes.

Tallgrass Equity, formerly known as Tallgrass GP Holdings, LLC, is a privately held limited liability company that currently owns the general partners of Tallgrass Development and TEP. In connection with the completion of this offering, the following transactions will be effected, which will result in the revised organizational structure depicted above under "Organizational Structure":

- Tallgrass Equity will distribute its interests in Holdings and Holdings will distribute its existing limited partner interest in TEGP, respectively to the Exchange Right Holders. Holdings is the owner of our general partner and is the general partner of Tallgrass Development;

- We will issue 35,311,000 Class A shares to the public for approximately $859.9 million of net proceeds;

- The existing limited partner interests in TEGP held by the Exchange Right Holders will be converted into 121,918,440 Class B shares;

- Tallgrass Equity will issue a 22.46% membership interest in Tallgrass Equity to us in exchange for the $859.9 million in net proceeds from the issuance of our Class A shares to the public and the limited liability company agreement of Tallgrass Equity will be amended to provide that we are the managing member of Tallgrass Equity; and

- Tallgrass Equity will enter into a $150 million revolving credit facility and borrow $150 million thereunder, and will use the aggregate proceeds from these borrowings together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit and pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute the remaining proceeds, if any, to the Exchange Right Holders.

Limited Liability Company Agreement of Tallgrass Equity

In accordance with the Tallgrass Equity limited liability company agreement, the net profits and net losses of Tallgrass Equity will generally be allocated to the holders of Tallgrass Equity units on a pro rata basis in accordance with their relative number of Tallgrass Equity units held. Accordingly, net profits and losses of Tallgrass Equity will initially be allocated 22.46% to us and 77.54% to the Exchange Right Holders (or 25.83% and 74.17%, respectively, if the underwriters exercise in full their option to purchase additional Class A shares). Following this offering, if we cause a distribution to be made, such distribution will be made to the holders of Tallgrass Equity units on a pro rata basis in accordance with their relative number of Tallgrass Equity units held.

For purposes of any transfer or exchange of Tallgrass Equity units initially owned by the Exchange Right Holders and our Class B shares, the Tallgrass Equity limited liability company agreement and our partnership agreement will contain provisions linking each such Tallgrass Equity unit with one of our Class B shares. Our Class B shares cannot be transferred without transferring an equal number of Tallgrass Equity units and vice versa.

The Exchange Right Holders and any permitted transferees of their Tallgrass Equity units will each have the right to exchange all or a portion of their Tallgrass Equity units into Class A shares at an exchange ratio of one periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will take all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will also provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

Related Party Transactions of TEP

As of March 31, 2015, Tallgrass Development owned 26,355,480 common units representing approximately 43.8% of TEP's outstanding common units. In addition, TEP GP owns 834,391 general partner units representing an approximate 1.37% general partner interest in TEP and all of the incentive distribution rights.

Distributions and Payments to TEP GP and Its Affiliates

The following information summarizes the distributions and payments made or to be made by TEP to TEP GP and its affiliates in connection with TEP's formation, ongoing operation and any liquidation of TEP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Distributions of available cash to TEP GP and its affiliates. TEP will generally make distributions of available cash to common unitholders pro rata (including Tallgrass Development as the holder of an aggregate of 26,355,480 common units) and to TEP GP as follows: (1) an approximate 1.37% with respect to its general partner units and (2) as distributions of available cash exceed the MQD and other higher target levels specified in TEP's partnership agreement, increasing percentages of distributions with respect to its IDRs, up to 48% of the distributions above the highest target level. Assuming TEP has sufficient available cash to pay the full MQD on all of its outstanding units for four quarters, TEP GP and its affiliates would receive an annual distribution of approximately $1 million on their general partner units and approximately $30 million on their common units.

Payments to TEP GP and its affiliates. Neither TEP GP nor Tallgrass Development's general partner and its affiliates receive a management fee or other compensation for managing TEP. TEP GP and Tallgrass Development's general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on TEP's behalf pursuant to its partnership agreement and the TEP Omnibus Agreement (defined below). Neither TEP's partnership agreement nor the TEP Omnibus Agreement limit the amount of expenses for which TEP GP or Tallgrass Development's general partner and its affiliates may be reimbursed. TEP's partnership agreement provides that TEP GP will determine in good faith the expenses that are allocable to TEP.

Withdrawal or removal of TEP GP. If TEP GP withdraws or is removed, its general partner interest and its IDRs will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A shares. Future sales of our Class A shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A shares prevailing from time to time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of 35,311,000 Class A shares (or 40,607,650 Class A shares if the underwriters exercise in full their option to purchase additional Class A shares), all of which will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under "—Rule 144."

In addition, subject to certain limitations and exceptions, the Exchange Right Holders may exchange Tallgrass Equity units (together with a corresponding number of Class B shares) for Class A shares on a one-for-one basis, subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications. Following the completion of this offering, the Exchange Right Holders will hold 121,918,440 Class B shares (or 116,621,790 Class B shares if the underwriters exercise in full their option to purchase additional Class A shares), all of which (together with a corresponding number of Tallgrass Equity units) will be exchangeable for Class A shares. Please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Tallgrass Equity." The Class A shares we issue upon such exchanges would be "restricted securities" as defined in Rule 144, as described below under "—Rule 144." However, the registration rights agreement we will enter into in connection with the closing of this offering will require us to register the resale of those Class A shares under the Securities Act. Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Rule 144

The Class A shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Class A shares owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer and held for one year to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of the Class A shares for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his Class A shares for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those Class A shares under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those Class A shares without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

DISPOSITION OF OUR CLASS A SHARES ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

TEP Partnership Status

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to a publicly traded partnership if 90.0% or more of the publicly traded partnership's gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. TEP estimates that less than 6% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by TEP and its general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90.0% of TEP's current gross income constitutes qualifying income, that TEP will be classified as a partnership for federal income tax purposes, and that each of TEP's operating subsidiaries will be disregarded as an entity separate from TEP or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by TEP and its general partner. The representations made by TEP and its general partner upon which Baker Botts L.L.P. has relied include:

- Neither TEP nor any of its operating subsidiaries is organized as, has elected to be treated as or will elect to be treated as a corporation for U.S. federal income tax purposes; and

- For every taxable year, more than 90.0% of TEP's gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Code.

Opinion of Counsel

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in the remaining portion of this section, unless otherwise noted, is the opinion of Baker Botts L.L.P. ("Counsel").

In providing this opinion, Counsel has examined and is relying upon the truth and accuracy at all relevant times of this prospectus, the registration statement of which this prospectus forms a part, representations made by us and TEP and such other records and documents as in Counsel's judgment are necessary or appropriate to enable Counsel to provide this opinion. Counsel has not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

This opinion is based upon Counsel's interpretation of the Code, its regulations, court decisions, published positions of the IRS and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This opinion is rendered as of the date of this prospectus, and Counsel assumes no obligation to advise us or you of any change in fact, circumstances or law which may alter, affect or modify this opinion. This opinion is not binding on the IRS or a court, and no ruling has been or will be obtained from the IRS regarding any of the matters addressed in this opinion. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the matters addressed in this opinion.

UNDERWRITING

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters named below, and Citigroup Global Markets Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Class A shares set forth opposite the underwriter's name.

Underwriter	Number of Class A Shares
Citigroup Global Markets Inc.	
Goldman, Sachs & Co.	
Wells Fargo Securities, LLC	
Total	35,311,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Class A shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A shares (other than those covered by the underwriters' option to purchase additional Class A shares described below) if they purchase any of the Class A shares.

Class A shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the Class A shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Class A shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,296,650 additional Class A shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Class A shares approximately proportionate to that underwriter's initial purchase commitment. Any Class A shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A shares that are the subject of this offering.

We, certain of our affiliates, the Exchange Right Holders, and the executive officers and directors of our general partner have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., dispose of or hedge any Class A shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Goldman, Sachs & Co., in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. The foregoing lock-up arrangements do not apply to, among other things, private transfers of Tallgrass Equity units and our Class B shares, although any transferee of such Tallgrass Equity units and Class B shares will be subject to the foregoing lock-up arrangements, or our issuances of Class A shares or any securities convertible or exchangeable into our Class A shares as payment of any part of the purchase price for businesses that are acquired by us and our affiliates or any third parties, provided that any recipient of such Class A shares will be subject to the foregoing lock-up arrangements.

At our request, the underwriters have reserved up to 5% of the Class A shares for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons with relationships with us and our affiliates through a directed share program. The number of Class A shares available for sale to the general public will be reduced by the number of directed Class A shares purchased by participants in the program. Except for certain officers and directors of our general partner who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying Class A shares through the directed share program has agreed that, for a period of 30 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., dispose of or hedge any Class A shares purchased in the program. For certain officers and directors purchasing Class A shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc. and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed Class A shares not purchased will be offered by the underwriters to the general public on the same basis as all other Class A shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed Class A shares.

Prior to this offering, there has been no public market for our Class A shares. Consequently, the initial public offering price for the Class A shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the Class A shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A shares will develop and continue after this offering.

We intend to apply to list our Class A shares on the New York Stock Exchange under the symbol "TEGP."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. The information also does not reflect an additional incentive fee of up to 0.25% of the gross proceeds of the offering that may be payable by us to the underwriters at our sole discretion.

	Paid by the Company	
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have also agreed to reimburse the underwriters for up to $20,000 of any fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. ("FINRA") of the terms of the sale of the common units offered by this prospectus.

We estimate that of the total expenses of this offering will be $3.9 million (excluding underwriting discounts and commissions), to be paid by Tallgrass Equity.

In connection with the offering, the underwriters may purchase and sell Class A shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional Class A shares, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of Class A shares than they are required to purchase in the offering.

- "Covered" short sales are sales of Class A shares in an amount up to the number of Class A shares represented by the underwriters' underwriters' option to purchase additional Class A shares.

- "Naked" short sales are sales of Class A shares in an amount in excess of the number of Class A shares represented by the underwriters' option to purchase additional Class A shares.

- Covering transactions involve purchases of Class A shares either pursuant to the underwriters' option to purchase additional Class A shares or in the open market in order to cover short positions.

- To close a naked short position, the underwriters must purchase Class A shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A shares in the open market after pricing that could adversely affect investors who purchase in the offering.

- To close a covered short position, the underwriters must purchase Class A shares in the open market or must exercise the option to purchase additional Class A shares. In determining the source of Class A shares to close the covered short position, the underwriters will consider, among other things, the price of Class A shares available for purchase in the open market as compared to the price at which they may purchase Class A shares through the underwriters' option to purchase additional Class A shares.

- Stabilizing transactions involve bids to purchase Class A shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A shares. They may also cause the price of the Class A shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Referral Fee

One of the underwriters of the offering, Wells Fargo Securities, LLC ("WFS") entered into a Referral Agreement with its retail brokerage affiliate, Wells Fargo Advisors, LLC ("WFA"), pursuant to which WFS agreed to pay a referral fee of up to $600,000 to WFA, up to 50% of which may be directed by WFA to Timothy Dehaemers, a financial adviser employed by WFA who is also the brother of our President and Chief Executive Officer, for his introduction and referral of WFS to TEGP. The referral fee paid from WFS to WFA will be paid solely from the underwriting commissions received by WFS and does not in any way increase the total fees paid by TEGP to WFS in connection with the offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to TEP and to persons and entities with relationships with TEP, for which they received or will receive customary fees and expenses.

Affiliates of certain of the underwriters are lenders under TEP's senior unsecured revolving credit facility and Tallgrass Equity's senior unsecured revolving credit facility. None of the affiliates of such underwriters will receive any proceeds of this offering as a result of their lending relationships with TEP and/or Tallgrass Equity,

UNAUDITED TALLGRASS ENERGY GP, LP
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma financial statements of Tallgrass Energy GP, LP ("TEGP") as of and for the year ended December 31, 2014, are derived from the historical audited financial statements of Tallgrass Energy Partners, LP ("TEP"), the predecessor of TEGP, and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect TEP's acquisition of an additional 33.3% membership interest in Pony Express and the related financing transactions, as well as the formation, initial public offering (the Offering), the entry by Tallgrass Equity, LLC ("Tallgrass Equity") into a new $150 million revolving credit facility, and related transactions of TEGP.

In connection with the closing of this Offering and certain other reorganization transactions, TEGP will ultimately own a 22.46% interest in Tallgrass Equity, which will hold 20 million limited partner common units of TEP and indirectly holds 834,391 general partner units and all of the incentive distribution rights of TEP. The pro forma adjustments have been prepared as if the transactions to be effected at the completion of this Offering had taken place on December 31, 2014, in the case of the pro forma balance sheet, and as of January 1, 2014, in the case of the pro forma income statement for the year ended December 31, 2014. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such unaudited pro forma financial statements and with the historical financial statements and related notes set forth elsewhere in this prospectus.

The unaudited pro forma balance sheet and the unaudited pro forma statements of income were derived by adjusting the historical financial statements of TEP. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial data.

The unaudited pro forma financial statements give pro forma effect to the following adjustments, among others:

- TEP's acquisition of an additional 33.3% membership interest in Pony Express and the related financing transactions;

- provision for income taxes as TEGP has elected to be taxed as a corporation for U.S. federal income tax purposes;

- the issuance of 121,918,440 Class B shares to the Exchange Right Holders, representing an approximate 77.54% interest in us;

- the issuance of 35,311,000 Class A shares to the public in this offering, representing an approximate 22.46% interest in us;

- Tallgrass Equity's entry into a new $150 million revolving credit facility with an initial term of five years; and

- the use of proceeds of this offering as described in "Use of Proceeds."

The pro forma financial data do not give effect to the estimated $2 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership, all of which will be borne by Tallgrass Equity.

TALLGRASS ENERGY GP, LP

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
December 31, 2014

	TEP	Pro Forma Adjustments: Pony Express Acquisition and Financing	TEP As Adjusted	Pro Forma Adjustments: TEGP Offering	TEGP Pro Forma
			(in thousands)		
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 867	$ 551,949(a) 148,051(a) (700,000)(b)	$ 867	$ 900,431(d) (40,519)(e) (3,900)(f) 150,000(h) (1,775)(i) (953,600)(j) (50,637)(l)	$ 867
Accounts receivable, net	39,768	—	39,768	—	39,768
Receivable from related parties	73,393	—	73,393	—	73,393
Gas imbalances	2,442	—	2,442	—	2,442
Inventories	13,045	—	13,045	—	13,045
Prepayments and other current assets	2,766	—	2,766	—	2,766
Total Current Assets	132,281	—	132,281	—	132,281
Property, plant and equipment, net	1,853,081	—	1,853,081	—	1,853,081
Goodwill	343,288	—	343,288	—	343,288
Intangible asset, net	104,538	—	104,538	—	104,538
Deferred financing costs	5,528	—	5,528	1,775(i)	7,303
Deferred tax asset	—	—	—	282,629(m)	282,629
Deferred charges and other assets	18,481	—	18,481	—	18,481
Total Assets	$2,457,197	$ —	$2,457,197	$ 284,404	$2,741,601
LIABILITIES AND PARTNERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 62,329	$ —	$ 62,329	$ —	$ 62,329
Accounts payable to related parties	3,915	—	3,915	—	3,915
Gas imbalances	3,611	—	3,611	—	3,611
Accrued taxes	3,989	—	3,989	—	3,989
Accrued liabilities	9,384	—	9,384	—	9,384
Deferred revenue	5,468	—	5,468	—	5,468
Other current liabilities	7,872	—	7,872	—	7,872
Total Current Liabilities	96,568	—	96,568	—	96,568
Long-term debt	559,000	148,051(a)	707,051	150,000(h)	857,051
Other long-term liabilities and deferred credits	6,478	—	6,478	—	6,478
Total Long-term Liabilities	565,478	148,051	713,529	150,000	863,529
Equity:					
TEP Partners' Equity	1,038,723	551,949(a) (322,463)(b)	1,268,209	(1,268,209)(c)	—
TEGP Predecessor	—	—	—	(358,206)(c) 358,206(g)	—
TEGP Class A shares (35,311,000 shares issued and outstanding)	—	—	—	900,431(d) (40,519)(e) (3,900)(f) (358,206)(g) 450,355(k) 282,629(m)	1,230,790
TEGP Class B shares (121,918,440 shares issued and outstanding)	—	—	—	—	—
Total Members' Equity	1,038,723	229,486	1,268,209	(37,419)	1,230,790
Noncontrolling interests	$ 756,428	$(377,537)(b)	$ 378,891	$ 1,626,415(c) (953,600)(j) (450,355)(k) (50,637)(l)	$ 550,714
Total Equity	$1,795,151	$(148,051)	$1,647,100	$ 134,404	$1,781,504
Total Liabilities and Equity	$2,457,197	$ —	$2,457,197	$ 284,404	$2,741,601

TALLGRASS ENERGY GP, LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

	TEP	Pro Forma Adjustments — Pony Express Acquisition and Financing	TEP As Adjusted	TEGP Offering	TEGP Pro Forma
			(in thousands, except per unit amounts)		
Revenues:					
Natural gas liquids sales	170,924	—	170,924	—	170,924
Natural gas sales	10,325	—	10,325	—	10,325
Natural gas transportation services	126,733	—	126,733	—	126,733
Crude oil transportation services	28,343	—	28,343	—	28,343
Processing and other revenues	35,231	—	35,231	—	35,231
Total Revenues	371,556	—	371,556	—	371,556
Operating Costs and Expenses:					
Cost of sales and transportation services	191,654	—	191,654	—	191,654
Operations and maintenance	39,577	—	39,577	—	39,577
Depreciation and amortization	47,048	—	47,048	—	47,048
General and administrative	33,160	—	33,160	—	33,160
Taxes, other than income taxes	6,704	—	6,704	—	6,704
Total Operating Costs and Expenses	318,143	—	318,143	—	318,143
Operating Income	53,413	—	53,413	—	53,413
Other Income (Expense):					
Interest expense, net	(7,292)	—	(7,292)	(4,038)(h) (455)(i)	(11,785)
Gain on remeasurement of unconsolidated investment	9,388	—	9,388	—	9,388
Loss on extinguishment of debt	—	—	—	—	—
Equity in earnings of unconsolidated investment	717	—	717	—	717
Other income, net	3,103	—	3,103	—	3,103
Total Other Income (Expense)	5,916	—	5,916	(4,493)	1,423
Net income (loss) before income taxes	59,329	—	59,329	(4,493)	54,836
Income tax expense	—	—	—	3,282(m)	3,282
Net income (loss)	59,329	—	59,329	(7,775)	51,554
Net loss (income) attributable to noncontrolling interests	11,352	20,000(b)	31,352	(80,539)(c) $ 3,131(h) $ 353(i)	(45,703)
Net income (loss) attributable to TEGP	$ 70,681	$20,000	$ 90,681	$(88,314)	$ 5,851
Pro forma basic net income per Class A share					$ 0.17
Pro forma diluted net income per Class A share					$ 0.17

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation, Transactions and this Offering

TEGP was formed on February 10, 2015, and accordingly does not have any historical financial information prior to that date. The historical financial information is derived from the audited historical financial statements of TEP, the predecessor of TEGP, that are included elsewhere in this prospectus. TEGP has no operations outside of the ownership interests in TEP. TEGP's cash flows will consist solely of the distributions related to its indirect partnership interest in TEP. The pro forma adjustments have been prepared as if this offering and the transactions described in this prospectus had taken place on December 31, 2014, in the case of the pro forma balance sheet, and as of January 1, 2014, in the case of the pro forma statements of operations for the year ended December 31, 2014.

Note 2. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) The effect of financing transactions related to TEP's acquisition of an additional 33.3% membership interest in Pony Express, including (i) the underwritten public offering by TEP of 11,200,000 TEP common units that closed on February 27, 2015 (including the underwriters' purchase of 1,200,000 TEP common units in March 2015 pursuant to the underwriters' option to purchase up to an additional 1,500,000 TEP common units), and (ii) additional borrowings under the TEP revolving credit facility to fund the remaining portion of the $700 million cash consideration paid for the additional 33.3% membership interest in Pony Express;

(b) The effect of TEP's acquisition of an additional 33.3% membership interest in Pony Express effective December 31, 2014, assuming an incremental Minimum Quarterly Preference Payment of $20 million for the fourth quarter of 2014, resulting in a $20 million increase to net income allocated to TEP and a corresponding increase to the loss allocated to noncontrolling interests;

(c) The effect of the formation of TEGP and the reorganization and consolidation of TEGP's subsidiaries, including Tallgrass Equity, LLC ("Tallgrass Equity") and Tallgrass MLP GP, LLC ("TEP GP"), as described in "Summary—Organizational Structure."

(d) The gross proceeds of $900.4 million from the issuance and sale of 35,311,000 Class A shares at an initial public offering price of $25.50 per share. If the underwriters were to exercise their option to purchase additional shares in full, gross proceeds would equal approximately $1.0 billion.

(e) The payment of estimated underwriting discounts, commissions, and structuring fees of approximately $40.5 million.

(f) The payment of legal, accounting, and other offering expenses other than those discussed in Note (e) of approximately $3.9 million.

(g) Reflects the conversion of the adjusted parent net investment in the TEGP Predecessor to the Class A shares.

(h) The proceeds of the estimated $150 million to be borrowed at the closing of this offering and the corresponding payment of interest expense on Tallgrass Equity's revolving credit facility at an assumed interest rate of 2.655% based on a floating 30-day LIBOR rate and a borrowing spread over LIBOR of 2.50%, along with the associated noncontrolling interest allocation.

The effect of a 0.125% variance in interest rates on pro forma interest expense would have been approximately $188,000 annually.

(i) The payment of an estimated $1.7 million of fees and expenses on TEGP's revolving credit facility, which will be amortized over the life of the facility, and a $125,000 annual agency fee, and the associated noncontrolling interest allocation.

(j) The cash outflow of approximately $953.6 million from Tallgrass Equity for the purchase of 20 million TEP common units and the elimination of the investment in TEP common units.

(k) The transfer of equity balances associated with the 20 million TEP common units acquired from noncontrolling interest.

(l) The distribution of remaining proceeds of $50.6 million to the Exchange Right Holders.

(m) Reflects the creation of a deferred tax asset attributable to the difference between TEGP's income tax basis and the U.S. GAAP basis of TEGP's interest in its consolidated subsidiaries and the corresponding increase in equity associated with Class A shares as a result of the reorganization and consolidation of TEGP's subsidiaries. The income tax basis is equal to the consideration paid and the U.S. GAAP basis is equal to the historical carrying value of TEGP's interest in the consolidated subsidiaries. The resulting deferred tax asset will be amortized to deferred income tax expense in future periods as the associated basis step-up is realized on our future tax returns. The income tax provision of $3.3 million was calculated using a combined federal and state effective income tax rate of 37% applied to net income before income taxes of $54.8 million less net income attributable to noncontrolling interests of $45.7 million, less other equity accounting adjustments of approximately $0.2 million. The provision is calculated on the amount of book income that would be allocable to TEGP for tax purposes.

Note 3. Pro Forma Net Income or Loss Per Class A Share

Pro forma net income per Class A share is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the Class A shareholders, by the number of Class A shares expected to be outstanding at the completion of this offering. For purposes of this calculation we assumed that the number of Class A shares outstanding was 35,311,000. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per Class A share are equivalent as there will be no securities outstanding at closing of the Offering that would be dilutive to the Class A shares.

Class B shares will not share in TEGP's earnings. Accordingly, pro forma basic and diluted net income per Class B share has not been presented.

35,311,000 Shares

Tallgrass Energy GP, LP

Class A Shares

Representing Limited Partner Interests

PRELIMINARY PROSPECTUS

, 2015

Citigroup
Goldman, Sachs & Co.
Wells Fargo Securities

Until   , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 127,403
FINRA filing fee	164,961
NYSE listing fee	250,000
Printing and engraving expenses	750,000
Fees and expenses of legal counsel	2,000,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	4,000
Miscellaneous	207,636
Total	3,900,000

Item 14. Indemnification of our General Partner's Officers and Directors.

Tallgrass Energy GP, LP

Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled "Description of Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of the underwriters and their officers and directors by us, our general partner and our subsidiaries for certain liabilities under the Securities Act.

TEGP Management, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

- any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

- any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;